Exhibit 99.1: Quarterly Report
QUARTERLY REPORT
(From January 1, 2009 to March 31, 2009)
THIS IS AN ENGLISH TRANSLATION OF THE QUARTERLY REPORT ORIGINALLY PREPARED IN THE KOREAN LANGUAGE (IN SUCH FORM AS REQUIRED BY THE KOREAN FINANCIAL SERVICES COMMISSION). THIS ENGLISH TRANSLATION IS NOT OFFICIAL AND IS PROVIDED FOR INFORMATION PURPOSES ONLY.
UNLESS EXPRESSLY STATED OTHERWISE, ALL INFORMATION CONTAINED HEREIN IS PRESENTED ON A NON-CONSOLIDATED BASIS IN ACCORDANCE WITH ACCOUNTING PRINCIPLES GENERALLY ACCEPTED IN KOREA, OR KOREAN GAAP, WHICH DIFFER IN CERTAIN RESPECTS FROM GENERALLY ACCEPTED ACCOUNTING PRINCIPLES IN CERTAIN OTHER COUNTRIES, INCLUDING THE UNITED STATES. WE HAVE MADE NO ATTEMPT TO IDENTIFY OR QUANTIFY THE IMPACT OF THESE DIFFERENCES.

QUARTERLY REPORT
(From January 1, 2009 to March 31, 2009)
To:     Financial Services Commission and Korea Stock Exchange

Dong-Hee Lee
President and Representative Director
POSCO
1 Koedong-dong, Pohang City, Kyongsangbuk-do, Korea
Tel) 82-54-220-0114

Young-Hoon Lee
Senior Vice President
POSCO
Tel) 82-2-3457-0114

TABLE OF CONTENTS

I.	Overview

II.	Business

III.	Financial Statements

IV.	Corporate Governance and Company Affiliates

V.	Other Relevant Matters

Attachment:     Auditor’s Review Report

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I. OVERVIEW
1. Scope of Business
A.	POSCO (the “Company”)

Business	Note
a. Production and sale of crude steel and stainless steel (STS) products
b. Port/harbor loading/unloading, warehousing, packaging	No engagement in this business during this quarter
c. Management of professional athletic organizations
d. Power generation, renewable energy projects, liquefied natural gas logistics and exploration, and other incidental businesses
e. Real property lease business
f. Public energy services and distribution system
g. Marine transportation of mineral resources; domestic and overseas processing and sales of mineral resources
h. Educational services and other incidental services
i. Production and sale of non-ferrous metals
j. Other businesses incidental or related, directly or indirectly, to the foregoing businesses.
B.	POSCO Business Group
(1) Name of Business Group: POSCO
(2) Companies Belonging to Large Business Groups
POSCO, POSCO Coated and Color Steel Co., Ltd., POSDATA Co., Ltd., POSCO Refractories and Environment Co., Ltd, Samjung Packing and Aluminum Co., Ltd., Seung Kwang Co., Ltd., POS-AC Co., Ltd., POSCO E&C Co., Ltd., POSCO Research Institute, POSCON Co., Ltd., Posteel Co., Ltd., POSCO Specialty Steel Co., Ltd., POSCO Machinery Co., Ltd., POSCO Machinery and Engineering Co., Ltd., POSCO Terminal Co., Ltd., POSTECH Venture Capital Corp., Metapolis Co., Ltd., Posmate Co., Ltd., POSCO Power Corp., SNNC Co., Ltd., PHP Co., Ltd., POSBRO Inc., Suwon Green Environment, POSCORE Co., Ltd., POSWITH Co., Ltd., Uitrans Co. Ltd., PNR Co., Ltd., Pohang Fuel Cell Power Co., Ltd., RISTec-Biz Co., Ltd., Cheongna IBT Co., Ltd., Mega-Asset Co., Ltd., Daewoo Engineering Company, Basys Industry Co., Ltd., Pohang Steel Fabrication Center, Universal Studios Resort Asset Management Corporation, Universal Studios Resort Development Corporation

4

•	Change in companies belonging to large business groups after 1Q 2009
•	Addition of subsidiaries and affiliated companies : eNtoB Corporation (May, 2009)
(3) Related laws and regulations
•	POSCO designated Prohibition on Cross Shareholdings and Prohibitions on Debt Guarantees for its subsidiaries and affiliated companies (only applied to its domestic subsidiaries and affiliates)

Details
a.	Prohibition on Cross Shareholdings (Article 9-1 of the Monopoly Regulation and Fair Trade Act)

b.	Prohibitions on Debt Guarantees for Affiliated Corporations (Article 10-2 of the Monopoly Regulation and Fair Trade Act)

c.	Prohibitions on Shareholding of Venture Capitals for Subsidiaries (Article 9-3 of the Monopoly Regulation and Fair Trade Act)

d.	Limitation of Voting Rights of Finance or Insurance Companies (Article 11 of the Monopoly Regulation and Fair Trade Act)

e.	Resolution of Board of Directors and Publication on Large-Scale Intra-Group Transaction (Article 11-2 of the Monopoly Regulation and Fair Trade Act)

f.	Disclosure of Important Facts such as Unlisted Shares (Article 11-3 of the Monopoly Regulation and Fair Trade Act)

g.	Report on Status of Shareholding (Article 13 of the Monopoly Regulation and Fair Trade Act)
2. Business Organization
A.	Highlights of the Company’s Business Organization

Historical highlights and changes since establishment
(a)	Date of establishment: April 1, 1968

(b)	Location of the headquarters: 1, Koedong-dong, Pohang City, Kyongsang buk-do, Korea

(c)	Steel Works and Offices
•	Pohang Works: 5 Dongchon-dong, Nam-ku, Pohang City, Kyonsangbuk-do, Korea

•	Gwangyang Works: 700 Kumho-dong, Gwangyang City, Chollanam-do, Korea

•	Seoul Office: POSCO Center, 892 Daichi-4 dong, Kangnam-ku, Seoul, Korea

•	Overseas Offices: The Company operates eight offices overseas (including Indonesia (Jakarta), United Arab Emirates (Dubai), Czech Republic (Prague), European Union, Brazil (Rio de Janeiro), Mexico (Cuauhtemoc), Russia (Moscow) and Vietnam (Hanoi)) for the purpose of supporting international business.

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(d)	Board of Directors (as of February 27, 2009)

•	Executive Directors
•	Lee, Ku-Taek resigned on February 27, 2009

•	Cho, Soung-Sik’s term of office expired on February 27, 2009

•	New members (including re-elections): Chung, Joon-Yang, Lee, Dong-Hee, Huh, Nam-Suk, Chung, Keel-Sou
•	Outside Directors
•	Jun, Kwang-Woo resigned on March 6, 2008

•	Park, Won-Soon resigned on February 27, 2009

•	Terms of office for Suh, Yoon-Suk, Park, Young-Ju, Huh, Sung-Kwan expired on February 27, 2009

•	New members: Yoo, Jang-Hee, Han, Joon-Ho, Lee, Young-Sun, Kim, Byung-Ki, Lee, Chang-Hee
•	Representative Directors
•	Prior to February 27, 2009: Lee, Ku-Taek, Yoon, Seok-Man

•	As of February 27, 2009: Chung, Joon-Yang, Lee, Dong-Hee, Choi, Jong-Tae
(e)	Largest Shareholder
•	National Pension Corporation is the largest shareholder

•	Date of Disclosure: January 30, 2007 (for further reference please refer to the public disclosure regarding the change of the largest shareholder)
B.	Merger, Acquisition and Handover of Businesses
     [None]
C.	Major Changes in Production Facilities

•	No changes in production capacity in the 1Q 2009.
3. Equity Capital
         New Issuance of Registered Form Common Stock
•	No new issuance of registered form Common Stock in the last three years.
         Convertible Bonds

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     [None]
     Bonds with Warrant
     [None]
4.	Other information regarding Shares
A.	Total Number of Shares

(As of March 31, 2009)
Authorized Shares	Outstanding Shares
200,000,000	87,186,835
•	Par value: Won 5,000 per share
B.	Treasury Stock Holding and Cancellation
(1)	Treasury Stock Holding and Cancellation

(As of March 31, 2009)
Method of purchase	Type	Beginning	Increased	Decreased	Cancelled	Balance
Direct	Registered Common	8,255,034	—	—	—	8,255,034
Special Money Trust		2,361,885	—	—	—	2,361,885
Total		10,616,919	—	—	—	10,616,919
•	Renewal of treasury stock special money trust contract
•	Hana Bank, Shinhan Bank, Nonghyup, Daegu Bank

•	Renewed contract period from May 12, 2009 until May 11, 2010

•	Renewed contract amount: KRW 822,200 million (Increase in contract amount as a result of gain on sale of treasury stock special money trust and interest income)
(2)	Treasury Stock purchased under the Special Money Trust Contract

(Unit: Won)
Items	Beginning	Increased	Decreased	Balance
Special Money Trust	550,000,000,000	—	—	550,000,000,000
•	Renewal of treasury stock special money trust contract
•	Hana Bank, Shinhan Bank, Nonghyup, Daegu Bank

•	Renewed contract period from May 12, 2009 until May 11, 2010

•	Renewed contract amount: KRW 822,200 million (Increase in contract amount as a result of gain on sale of treasury stock special money trust and interest income)

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C.	Voting Rights

	(As of March 31, 2009)
	Number of shares	Remarks
1. Number of outstanding shares	87,186,835
2. Shares without voting rights *	10,646,919
3. Shares with voting rights	76,539,916

*	Treasury Stock: 10,616,919 shares
D.	Earnings and Dividend for the Last Three Fiscal Years

	(Unit: Million Won)
	1Q 2009
	(’09.1.1 ~ ’09.3.31)	2008	2007
Net Profit	324,516	4,446,933	3,679,431
EPS (Won)	4,238	58,905	48,444
Cash Dividend Paid	—	762,760	756,093
Pay-out Ratio	—	17.2%	20.5%
Dividend per share (Won)	—	10,000	10,000
Dividend Yield	—	2.62%	1.76%
II.	BUSINESS
1.	Current Situation of POSCO
(1)	Market Share

(Unit: Million Tons, %)
	1Q 2009
Category	(’09.1.1 ~’09.3.31)		2008		2007
	Production	Market share	Production	Market share	Production	Market share
Crude steel production	10.5	100	53.3	100	51.6	100
POSCO	6.1	58	33.1	62	31.1	60
Others	4.4	42	20.2	38	20.5	40
•	Source: Korea Iron and Steel Association
(2)	Characteristics of the Steel Market
•	The steel industry supplies materials to major industries, including the automobile, shipbuilding, and electronics appliance industries.

•	Domestic sales represent 70% and export sales represent 30% of our total sales volume (major

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export markets: China, Japan and southeast Asian countries).

•	The company also maintains a made-to-order supply system and 70% of domestic sales are direct business based on actual demand to secure stable operation.
(3)	Current Situation and Prospect of New Businesses
•	Establishment of Steelworks in India
•	Established POSCO-India Private Limited (‘05.8)

•	POSCO entered into a Memorandum of Understanding with the government of Orissa on June 22, 2005 to construct an integrated steelworks and to develop iron ore captive mines.

[Development of iron ore captive mines]

•	Filed three Mining Prospecting License applications to the state government of Orissa (‘05.9)

•	State government of Orissa recommended approval of the Khandadhar Mining Prospecting License to the Government of India (‘06.12)

•	Government of India denied the Mining Prospecting License recommendation for Khandadhar area to the state government of Orissa (‘07.7)

•	State government of Orissa resubmitted the recommendation for approval of Khandadhar Mining Prospecting License to the Government of India (‘09.1)

[Establishment of Steelworks]

•	Obtained central government’s approval of environment impact assessment for port construction (’07.5)

•	Obtained central government’s approval of environment impact assessment for steel mill construction (’07.7)

•	Obtained stage one clearance for 2,959 acres of forest land from the Indian Supreme Court (‘08.8)

•	Acquired approximately 500 acres of land for the construction of a steel mill and a port (‘09.4)
•	Installation of the Cold-Rolling Mill in Vietnam
•	Purpose of Investment: to establish a cold-rolling mill with a production capacity of 1.2 million tons per year in Vietnam Construction Period: ‘07.8~ ‘09.10
•	Installation of the Continuous Galvanized Line (CGL) in Mexico
•	Purpose of Investment: construction of CGL with a production capacity of 400 thousand tons per year in Mexico for the supply of automotive grade steel

•	Construction Period: ‘07.9~ ‘09.6

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2.	Key Products and Raw Materials
A.	Current Situation of Key Products

(Unit : Hundred Million Won)
Business	Source of
area	sales	Items	Specific utility	Key brand	Sales (portion)
Steel production	Products	Hot rolled products	Steel pipes, shipbuilding, etc.		33,926 (52%)
		Cold rolled products	Automobiles, electronic appliances, etc.		23,516 (36%)
		STS	Silverware, steel pipes, etc.	POSCO	6,430 (10%)
	Others	Slag	Raw material for cement, etc.		942 (2%)
	sales				-101 (-0%)
discount
		Total			64,713(100%)
B.	Price Trends of Key Products

(Unit: Thousand Won/Ton )
		1Q 2009
Items		(’09.1.1 ~ ’09.3.31)	2008	2007
Hot-rolled	Domestic	933	816	574
Product (HR)	Export	956	961	580
Cold-rolled	Domestic	1,078	877	663
Product (CR)	Export	1,172	995	665
(1)	Criteria for Calculation
•	Product items and objects for calculation: sale prices of standard hot-rolled product and cold-rolled product.

•	Unit and method for calculation: The average price of each product based on its total sales during the given period, including freight.
(2)	Factors of Price Fluctuations
•	Rising domestic and export prices due to global increase in raw material prices.
C.	Current Situation of Major Raw Materials

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(Unit: Hundred Million Won)

				Purchase
Business	Type of			amount
area	purchase	Item	Specific use	(portion)	Remarks
Steel production	Raw materials	Iron ore	Iron ore for blast	14,622	BHP Billiton of
			furnaces	(36.9%)	Australia,
					Rio Tinto,
					VALE of Brazil

		Coal	Coking coal: Heat	16,805	BMA of Australia,
			source for blast	(42.3%)	Rio Tinto,
			furnaces,		Teck of Canada

			Smokeless coal:
			Sintering fuel

		STS materials	Key materials for	3,102	Nickel, Fe-Cr,
			STS production	(7.8%)	STS scrap iron, etc.

		Other minerals	Sub-materials for	5,170	Iron material,
			iron-making,	(13.0%)	Alloy iron,
			steelmaking		non-ferrous metal,
					limestone, etc.

Total				39,699
D. Price Trends of Key Materials
(Unit: Thousand Won/Ton)

	1Q 2009
Category	(’09.1.1 ~ ’09.3.31)	2008	2007
Iron ore	128	101	54
Coal	415	327	103
Scrap iron	357	509	331
Nickel	14,502	22,994	38,943
•   Criteria for Calculation
•	Iron ore (FOB): based on Australian Fine contractual price (Fe 64%)

•	Coal (FOB): based on Australian Premium Hard Coking Coal price

•	Scrap iron (CFR)
•   Key Factors in Price Fluctuations

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A. Iron ore

			1Q 2009
	2007	2008	(’09.1.1 ~ ’09.3.31)
Trend of benchmark price (FOB):	U$51.5/ton	U$92.6/ton	U$92.6/ton
B. Coal

			1Q 2009
	2007	2008	(’09.1.1 ~ ’09.3.31)
Trend of benchmark price (FOB):	U$98/ton	U$300/ton	U$300/ton
C. Scrap iron

			1Q 2009
	2007	2008	(’09.1.1 ~ ’09.3.31)
Trend of purchase price (CFR):	U$330/ton	U$462/ton	U$247/ton
D. Nickel

			1Q 2009
	2007	2008	(’09.1.1 ~ ’09.3.31)
	U$16.89/lb	U$9.58/lb	U$4.75/lb
Trend of LME Cash price:	U$37,230/ton	U$21,111/ton	U$10,471/ton
•	LME: London Metal Exchange
3. Production and Facilities

A. Production Capacity	(Unit: Thousand Ton)

	1Q 2009
Items	(’09.1.1 ~ ’09.3.31)	2008	2007
Pohang Works	3,750	15,000	14,300
Gwangyang Works	4,050	18,000	16,700
Total	7,800	33,000	31,000

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B. Production and Capacity Utilization Rate

(1) Production	(Unit: Thousand Ton)

		1Q 2009
Items		(’09.1.1 ~ ’09.3.31)	2008	2007
Crude Steel	Pohang	3,207	14,936	13,659
	Gwangyang	2,938	18,200	17,405
Subtotal		6,145	33,136	31,064
Hot-Rolled Products	Pohang	492	3,331	3,101
	Gwangyang	1,222	5,236	5,054
Cold Rolled Products	Pohang	335	1,739	1,332
	Gwangyang	696	4,487	4,375
Coated Steel	Pohang	59	304	318
	Gwangyang	477	4,022	3,641
PO	Gwangyang	250	2,406	2,178
Electrical Steel	Pohang	183	940	910
Plate	Pohang	1,160	4,738	3,816
Wire Rod	Pohang	433	2,027	2,006
STS	Pohang	236	1,347	1,598
Others	Pohang	90	521	442
	Gwangyang	169	739	956
Total Products		5,802	31,837	29,727
Pohang		2,988	14,947	13,523
Gwangyang		2,814	16,890	16,204
(2) Capacity Utilization Rate for the 1Q 2009 in terms of crude steel production
(Unit: Thousand Ton)

Items	Capacity	Production	Utilization Rate
Pohang Works	3,750	3,207	85.5%
Gwangyang Works	4,050	2,938	72.5%
Total	7,800	6,145	78.8%
•	Utilization Rate = Production/ Production Capacity.
C. Production Facilities

(1) Book Value of Fixed Assets	(Unit: Million Won)

		Beginning Book
Items		Balance	Increased	Decreased	Depreciation	Ending Book Balance
Pohang	Land	394,572	—	—	—	394,572
	Building	1,173,523	7,544	890	21,143	1,159,034
	Structures	806,403	16,204	190	19,318	803,099
	Machinery and Equipment	4,559,824	44,548	18,383	231,001	4,354,988

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		Beginning Book
Items		Balance	Increased	Decreased	Depreciation	Ending Book Balance
	Vehicles	15,773	655	204	1,666	14,558
	Tools and Fixtures	8,430	1,122	54	1,421	8,077
	Furniture and Others	38,166	1,119	110	3,244	35,931
	Financial Lease Assets	10,192	—	—	160	10,032

Gwangyang	Land	513,734	325	—	—	514,059
	Building	805,086	4,792	148	21,251	788,479
	Structures	683,695	16,418	1,680	14,968	683,465
	Machinery and Equipment	2,786,516	259,171	87,272	150,754	2,807,661
	Vehicles	4,529	823	43	497	4,812
	Tools and Fixtures	8,887	780	72	1,300	8,295
	Furniture and Others	15,859	1,095	41	1,579	15,334
(2) Major Capital Expenditures

(a) Investments under construction	(Unit : Hundred Million Won)

				Invested
				Amount
				(1Q 2009,	Amount to be
Items	Date	Project	Total Investment	’09.1.1 ~’09.3.31)	invested
Expansion	’08.09~’12.11	G) Installation of 5th sintering plant and 5th coke plant	19,868	2,503 (761)	17,365
	’08.08~’10.10	G) Capacity expansion of plate production	17,910	4,179 (1,211)	13,731
	’08.08~’10.09	P) Construction of new steelmaking plant	13,927	5,557 (1,419)	8,370
	’08.10~’16.09	P, G) Capacity expansion of treatment of raw materials	8,091	1,054 (324)	7,037
	’07.04~’09.08	P) Installation of STS continuous tandem rolling mill	3,192	2,980 (261)	212
	’07.08~’09.06	P) Capacity expansion of electrical steel	2,828	2,393 (248)	435

Renovation/ Replacement	’07.10~’09.05	G) Capacity expansion of 2nd Cold Rolling Pickling Cold Mill	2,423	2,359 (705)	64
	’08.05~’09.06	G) Renovation of 1st Hot Strip Mill	1,615	709 (484)	906
	’08. 8~’10. 7	P) Capacity expansion of 4th sintering plant; installation of grained coal re-rolling drum	1,600	372 (54)	1,228
Others			22,231	7,181 (2,871)	15,050
Total			93,685	29,287 (8,338)	64,398

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(b) Planned investments	(Unit : Hundred Million Won)

		Planned investments
Location	Project	2009	2010	2011
Pohang	Construction of Pickling Galvanizing Line	50	761	1,878
	Others	22,409	19,378	17,292
	Sub-total	22,459	20,139	19,170

Gwangyang	Construction of the 7th Continuous
	Galvanizing Line	—	725	2,263
	Others	34,838	22,571	16,921
	Sub-total	34,838	23,296	19,184
	Total	57,297	43,435	38,354
4. Sales

Steel Product Sales	(Unit: Hundred Million Won)

		1Q 2009	1Q 2008	2008
Items		(’09.1.1 ~’09.3.31)	(’08.1.1 ~’08.3.31)	(’08.1.1 ~’08.12.31)
Hot-Rolled Products	Domestic	26,734	21,430	110,436
	Export	7,192	3,910	25,046
	Total	33,926	25,340	135,482
Cold-Rolled Products	Domestic	12,064	13,995	69,473
	Export	11,452	10,984	57,763
	Total	23,516	24,979	127,236
Stainless Steel	Domestic	3,546	6,305	24,682
	Export	2,884	3,087	14,922
	Total	6,430	9,392	39,604
Others	Domestic	921	1,009	3,809
	Export	21	0	859
	Total	942	1,009	4,668
Subtotal	Domestic	43,265	42,739	208,400
	Export	21,549	17,981	98,590
	Total	64,814	60,720	306,990
Discount		-101	-58	-566
Total		64,713	60,662	306,424

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5.	Derivatives

Currency Forward Contracts
•	Gain on derivatives transaction: KRW 2,573 million (constituting less than 10% of operating income)

•	Gain on valuation of derivatives: KRW 4,120 million (as a result of the exchangeable bonds issued on August 19, 2008)
6.	Significant Contracts

Contract	Date	Remarks
Joint-Venture with Nippon Steel Corporation	’09.1	Made a joint-venture contract whereby NSC will gain a 15 percent stake (US$37.2 million) in POSCO-Vietnam by purchasing its newly issued shares

Memorandum of Understanding with Taihan Electric Wire Co., Ltd.	’09.5	POSCO and Taihan Electric Wire Co., Ltd. signed a memorandum of understanding under which POSCO would hold a 65 percent stake in Taihan ST Co.,Ltd, to strengthen POSCO’s competitiveness in the stainless steel market.
•	Please refer to Form 6-K for additional information
7.	Research and Development
A.	Research and Development (R&D) Organization

	Organization	Staff
In-house	Technology Development Department	73
	Environment and Energy Department	15
	Technical Research Laboratory (Group)	791

Independent	Research Institute of Industrial Science and Technology	408
	POSTECH	985
B.	R&D Expenses

	(Unit: Million Won)
	1Q 2009
	(’09.1.1 ~ ’09.3.31)	2008	2007
Raw Materials	29,736	93,016	49,552
Labor cost	10,759	54,242	38,635
Depreciation	9,267	35,879	32,822
Subcontract	39,073	151,553	96,200
Other Expense	21,508	108,037	104,425
Total	110,343	442,727	321,634
(R&D/Sales Ratio)*100	1.70%	1.44%	1.45%

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III. Financial Statements
1.	Unconsolidated Financial Statements
A.	Summary for the Fiscal Years 2005 through 2009

	(Unit: million won)
	1Q 2009
Item	(’09.1.1 ~ ’09.3.31)	2008	2007	2006	2005
Current Assets	13,267,096	13,693,225	8,767,894	7,870,885	8,399,476
Quick Assets	7,948,249	7,277,624	5,546,615	5,136,181	5,680,632
Inventories	5,318,847	6,415,601	3,221,279	2,734,704	2,718,844
Fixed Assets	23,968,358	23,340,229	21,724,904	18,491,988	15,807,474
Investments Assets	8,755,254	8,632,612	8,165,314	5,658,395	4,501,880
Tangible Assets	14,978,083	14,465,918	13,201,649	12,466,116	10,898,679
Intangible Assets	166,121	170,095	211,975	229,418	277,893
Other Fixed Assets	68,900	71,604	145,966	138,059	129,022
Total Assets	37,235,454	37,033,454	30,492,798	26,362,873	24,206,950
Current Liabilities	3,252,421	4,283,199	2,811,807	1,746,904	3,776,633
Fixed Liabilities	6,427,297	4,966,598	3,177,759	2,824,311	919,860
Total Liabilities	9,679,718	9,249,797	5,989,566	4,571,215	4,696,493
Common Stock	482,403	482,403	482,403	482,403	482,403
Capital Surplus	4,281,325	4,291,355	4,128,839	3,937,056	3,899,549
Retained Earnings	25,210,365	25,460,123	21,768,227	18,743,894	16,173,776
Capital Adjustments	(-)2,502,014	(-)2,502,014	(-)2,715,964	(-)1,670,690	(-)959,205
Accumulated Other Comprehensive Income	83,657	51,790	839,727	298,995	(-)86,066
Total Shareholders’ Equity	27,555,736	27,783,657	24,503,232	21,791,658	19,510,457
Sales	6,471,303	30,642,409	22,206,685	20,043,409	21,695,044
Operating Income	373,023	6,540,059	4,308,275	3,892,307	5,911,886
Net Income	324,516	4,446,933	3,679,431	3,206,605	3,994,565

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2.	Items to pay attention for use of Financial Statements
A.	Principles

The company prepared its Financial Statements in accordance with Generally Accepted Accounting Principle and Certified Public Accountant’s audit opinions on Financial Statements.
B.	Any violations against GAAP
(1)	Violations, which need to amend Financial Statements

[None]

(2)	Violations, which are not related with amendment of Financial Statements

[None]
3.	Unconsolidated Financial Statements
A.	Balance Sheet

Refer to the attached the review report as of March 31, 2009

B.	Income Statements

Refer to the attached the review report as of March 31, 2009

C.	The Note in the Financial Statement

Refer to the auditor’s note in financial statement

D.	The Financial Statement before and after amended in this Fiscal Year

[None]
4.	Consolidated Financial Statements
A.	Summary for the Fiscal Years 2004 through 2008

(Unit: million won)
	2008	2007	2006	2005	2004
Current Assets	22,197,633	14,393,533	12,236,953	11,640,335	10,487,816
Quick Assets	13,535,913	9,491,517	8,218,748	7,847,742	7,422,294
Inventories	8,661,720	4,902,016	4,018,205	3,792,593	3,065,522
Fixes Assets	24,763,649	21,881,230	18,912,120	15,866,975	13,641,144
Investments Assets	5,278,165	5,239,026	3,239,689	2,877,288	2,428,279
Tangible Assets	18,069,099	15,581,765	14,643,120	12,271,710	10,440,291
Intangible Assets	723,767	570,779	557,082	453,709	496,315
Other Fixed Assets	692,618	489,660	472,229	264,268	276,259

18

(Unit: million won)
	2008	2007	2006	2005	2004
Total Assets	46,961,282	36,274,763	31,149,073	27,507,310	24,128,960
Current Liabilities	11,009,393	6,624,615	5,082,295	5,881,563	4,995,018
Fixed Liabilities	7,607,684	4,532,408	3,665,036	1,752,070	2,747,886
Total Liabilities	18,617,077	11,157,023	8,747,331	7,633,633	7,742,904
Common Stock	482,403	482,403	482,403	482,403	482,403
Capital Surplus	4,319,083	4,176,592	4,035,273	3,991,409	3,895,378
Retained Earnings	25,393,246	21,767,302	18,863,333	16,168,892	12,851,118
Capital Adjustments	(-)2,509,081	(-)2,727,147	(-)1,678,229	(-)965,433	(-)703,328
Accumulated Other Comprehensive Income	(-)21,985	784,933	209,754	(-)188,264	(-)447,406
Minority Interest	680,539	633,657	489,208	384,670	307,891
Total Shareholders’ Equity	28,344,205	25,117,740	22,401,742	19,873,677	16,386,056
Total Sales	41,742,636	31,607,741	25,842,326	26,301,788	23,973,053
Operating Income	7,173,929	4,919,862	4,389,147	6,083,276	5,319,420
Net Income from Continuing Operations	4,350,103	3,677,964	3,353,082	4,006,993	3,841,264
Net Income	4,350,103	3,677,964	3,353,082	4,006,993	3,841,264
Consolidated Net Profit	4,378,751	3,558,660	3,314,181	4,022,492	3,814,225
Number of Consolidated Companies	74	64	53	47	38
B.	Items to pay attention for use of Financial Statements
(1)	Principles

The company prepared its Financial Statements in accordance with Generally Accepted Accounting Principle and applied each company’s final financial statements.
C.	Consolidated Financial Statements
(1)	Consolidated Balance Sheet

Refer to the 2009 Fiscal Year Consolidated Financial Statements as of December 31, 2008

(2)	Consolidated Income Statements

Refer to the 2009 Fiscal Year Consolidated Financial Statements as of December 31, 2008

19

5.	Divisional Financial Status
A.	Divisional Financial Information

[None]

B.	Regional Financial Information

[None]
6.	Financial Statement before and after Merger and Acquisition
A.	The Overview of Consolidation

[None]

B.	Financial Statement before and after Consolidation

[None]

C.	Issues related Consolidation

[None]
IV. CORPORATE GOVERNANCE AND COMPANY AFFILIATES
1.	Overview of Corporate Governance
A.	Board of Directors
(1)	Board of Directors
     Our board of directors has the ultimate responsibility for the management of our business affairs. Under our articles of incorporation, our board is to consist of six directors who also act as our Executive Directors and nine directors who are Independent Non-Executive Directors. Our shareholders elect both the Executive Directors and Independent Non-Executive Directors at a general meeting of shareholders. Candidates for Executive Directors are recommended to shareholders by the board of directors after the board reviews such candidates’ qualifications. Also, candidates for Independent Non-Executive Directors are recommended to the shareholders by a separate board committee consisting of three Independent Non-Executive Directors and one Executive Director (the “Director Candidate Recommendation Committee”) after the committee reviews such candidates’ qualifications. Any shareholder holding an aggregate of 0.5% or more of our outstanding shares with voting rights for at least six months may suggest candidates for executive directors and independent non-executive directors to the Director Recommendation Committee.
     Our board of directors maintains the following six special committees:
•	Director Candidate Recommendation Committee;

•	Evaluation and Compensation Committee;

•	Finance and Operation Committee;

20

•	Executive Management Committee;

•	Audit Committee; and

•	Insider Trading Committee.
•	Composition of special committees under the Board of Directors and their functions

Category	Composition	Directors	Major functions
Director Candidate Recommendation Committee	3 independent non-executive directors; 1 executive director	Ahn, Charles Park, Sang-Yong Han, Joon-Ho Choi, Jong-Tae
• Evaluation of the qualifications of director candidates and recommendation of Independent non-executive director candidates
• Advance screening for nominating representative director and members of special committee(s)

Evaluation and Compensation Committee	4 independent non-executive directors	Sun, Wook Jones, Jeffrey D. Yoo, Jang-Hee Lee, Young-Sun
• Establish management succession and development plans
• Establish executives evaluation and compensation plan and to take necessary measures to execute such plans
• Pre-deliberate on remuneration and retirement allowance of directors

Finance and Operation Committee	3 independent non-executive directors 2 executive directors	Yoo, Jang-Hee Ahn, Charles Kim, Byung Ki Lee, Dong-Hee Hur, Nam-Suk
• Advance deliberation on crucial new investment in other companies
• Advance deliberation on the revision and abolition of regulations regarding the operation of the Board of Directors
• Deliberation and resolution on financial matters, and on donations between KRW 100 million and 1 billion

Audit Committee	4 independent non-executive directors	Park, Sang-Yong Jones, Jeffrey D. Sun, Wook Lee, Chang Hee	• Audit of corporate accounting and business operations • Creation of audit report on closing accounts, and reporting to the shareholders meeting

Insider Trading Committee	4 independent non-executive directors	Park, Sang-Yong Jones, Jeffrey D. Sun, Wook Lee, Chang Hee
• Preliminary deliberation of internal transactions in accordance with the Monopoly Regulation and Fair Trade Act (exceeding KRW 10 billion in transaction amount)
• Make resolutions on internal transactions in accordance with the Monopoly Regulation and Fair Trade Act (between KRW 5 billion and 10 billion in transaction amount)

21

Category	Composition	Directors	Major functions

Executive Management Committee	6 executive directors	Chung, Joon-Yang Yoon, Seok-Man Lee, Dong-Hee Choi, Jong-Tae Hur, Nam-Suk Chung, Keel-Sou
• Advance deliberation on and approval of in- house investment schemes
• Deliberation on important subjects regarding hierarchical structure, development and adjustment of human resource
• Deliberation on important subjects regarding working policy, and changes to welfare

•	Early Resignation of Independent non-executive director (’09. 2. 27) : Park, Won-Soon
(2)	Establishment and composition of the Director Candidate Recommendation and Evaluation Committee

•	Changed the name from the Director Candidate Recommendation Committee (March 17, 2000) to the Director Candidate Recommendation and Evaluation Committee (March 15, 2002)

•	Set up the Director Candidate Recommendation Committee. (March 12, 2004)

•	Composition of the Director Candidate Recommendation Committee

•	Effective Date: February 27, 2009

Ahn, Charles (Chairman)	Independent Non-Executive Director	<Satisfies the regulation requiring that more than 50% of directors should be from outside>
• Independent non-executive directors (3), Executive director (1):
Pursuant to Clause 2 under Article 25 in the Capital Market Consolidation Act
Park, Sang-Yong (member)	Independent Non-Executive Director

Han, Joon- Ho (member)	Independent Non-Executive Director

Choi, Jong-Tae (member)	Executive Director
(3)	List of outside directors

22

Relation with
majority
Name	Experience	shareholder	Remarks
Sun, Wook	• CEO, Nongshim Co., Ltd • Former President and CEO, Samsung Human Resources Development Center	None	Chairman Board of Director

Jones, Jeffrey D.	• Partner, Kim & Chang Law Offices • Former Chairman of the American Chamber of Commerce in Korea	None

Ahn, Charles	• President and CEO, AhnLab, Inc. • Chair Professor of Korea Advanced Institute of Science and Technology	None

Yoo, Jang-Hee	• President, East Asian Economic Association, Japan • Former Vice President, External Affairs, Ewha Womans University	None

Han, Joon-Ho	• CEO and Vice Chairman, Samchully Co., Ltd. • Former Chairman and CEO, Korea Electric Power Corporation	None

Lee, Young-Sun	• President of Hallym University. • Former Professor of Yonsei University	None

Kim, Byung Ki	• Former President and Research Fellow, Samsung Economic Research Institute • Former Deputy Minister, Planning and Management Office, Ministry of Finance and Economy	None

Lee, Chang Hee	• Professor of College of Law, Seoul National University • Former International Director, Tax Law Association	None

Park, Sang-Yong	• Professor at Yonsei University • Former President of the Korea Securities Research Institute	None

23

•	List of key activities of the Board of Directors (Jan. 1, 2009 — May 15, 2009)

Session	Date	Agenda	Approval
2009-1	Jan. 15
1. Agenda for the 41st Ordinary General Meeting of Shareholders
2. Contribution Plan for In-House Labor Welfare Fund
3. Establishment Plan to contribute capital funds to support Small and Medium Enterprises
4. Operation Plan of CEO Candidate Recommendation Committee
All 4 cases Approved

2009-2	Feb. 6
1. Agenda for the 41st Ordinary General Meeting of Shareholders
2. Executive Director Candidate Recommendation
3. Executive Director Candidate Recommendation (Not including CEO and Representative Directors)
All 3 cases Approved

2009-3	Feb. 27
1. Appointment of Chairman of Board of Directors
2. Appointment of Special Committee Members
3. Appointment of CEO and Representative Directors
4. Appointment of Representative Directors and Executive Directors
5. Approval of Designation of Position for Executive Officer
6. Participation of paid-in capital increase of Shinhan Financial Group Co., Ltd.
All 6 cases Approved

2009-4	Apr. 17
1. Plan for High quality ferro Manganese (HM) Project
2. Contribution Plan for POSCO Educational Foundation
3. Treasury Stock Special Money Trust Contract Renewal
4. Plans for the improvement of the operation of the Board of Directors
All 4 cases Approved
•	Major activities of outside directors on the Board of Directors (Jan. 1, 2009 — May 15, 2009)

Session	Date	Number of participating outside directors	Remarks
2009-1	Jan.15	8
2009-2	Feb. 6	8
2009-3	Feb. 27	8
2009-4	Apr. 17	8

*	Early Resignation of Independent non-executive director (’09. 2. 27): Park, Won-Soon
(5)	Composition of committees and their activities

•	Major activities of Director Candidate Recommendation Committee (Jan. 1, 2009 — May 15, 2009)

Session	Date	Agenda	Approval
2009-1	Jan. 21	Selection of Independent Non-Executive Directors Candidates for Qualifications Assessment	Approved

24

Session	Date	Agenda	Approval
2009-2	Feb. 5	1. Assessment of Qualifications of Executive Director	—
		2. Assessment of Qualifications and Recommendation of Independent Non-Executive Directors	Approved

2009-3	Feb. 27	1. Appointment of Special Committee Members	—
		2. Appointment of Representative Directors and Approval of Designation of Position for Executive Officers	—
		3. Appointment of Positions for Executive Directors	—

2009-4	Mar. 5	Succession Plan for CEO of POSCO	Approved

2009-4	Apr. 9	Improvement of the Succession Plan for CEO	—

*	Early Resignation of Independent non-executive director (’09. 2. 27): Park, Won-Soon
•	Major activities of Evaluation and Compensation Committee (Jan. 1, 2009 — May 15, 2009)

Session	Date	Agenda	Approval
2009-1	Jan.15	Evaluation of ’08 Management Result	—
•	Major activities of Finance and Operation Committee (Jan. 1, 2009 — May 15, 2009)

Session	Date	Agenda	Approval
2009-1	Jan. 15	Establishment Plan to contribute capital funds to support Small and Medium Enterprises	—
2009-2	Feb. 27	Participation of Paid-in Capital Increase of Shinhan Financial Group Co., Ltd	—
2009-3	Apr.17	1. Plan for High quality ferro Manganese (HM) Project	—
		2. Plans for the improvement of the operation of the Board of Directors	—
		3. Loaned from Funds for the rational use of Energy	Approved
•	Major activities of Insider Trading Committee (Jan. 1, 2009 — May 15, 2009)

Session	Date	Agenda	Approval
2009-1	Jan.14	1. Contribution Plan for In-House Labor Welfare Fund	—
		2. Fair Trading Program Operating Result and Plan	—
2009-2	Feb.19	Lease Contract Change of Pohang Calcination Facilities to POSREC	Approved
2009-3	Apr.16	Contribution Plan for POSCO Educational Foundation	—

25

•	Major activities of Executive Management Committee (Jan. 1, 2009 — May 15, 2009)

Session	Date	Agenda	Approval
2009-1	Apr.30	1. Installation of process-compressed slag treatment facility at the second Steelmaking Plant in Pohang Works	Approved
		2. Installation of heat exchanger at the second FINEX plant in Pohang Works	Approved
		3. Plan for Capital increase at POSCO-America	Approved
B.	Audit Committee
     Under Korean law and our articles of incorporation, we are required to have an Audit Committee. The Audit Committee may be composed of three or more directors; all members of the Audit Committee must be Outside Directors. Audit Committee members must also meet the applicable independent criteria set forth under the rules and regulations of the Securities Exchange Act. Members of the Audit Committee are elected by the shareholders at the ordinary general meeting of shareholders. We currently have an Audit Committee composed of four Independent Non-Executive Directors. Members of our Audit Committee are Park, Sang-Yong (committee chair), Jones, Jeffrey D., Sun, Wook and Lee, Chang-Hee.
     The duties of the Audit Committee include:
•	Engaging independent auditors;

•	Approving independent audit fees;

•	Approving audit and non-audit services;

•	Reviewing annual financial statements;

•	Reviewing audit results and reports, including management comments and recommendations;

•	Reviewing our system of controls and policies, including those covering conflicts of interest and business ethics;

•	Reviewing and approving all related party transactions; and

•	Examining improprieties or suspected improprieties.
     In addition, in connection with general meetings of Shareholders, the committee examines the agenda for, and financial statements and other reports to be submitted by, the board of directors at each general meeting of stockholders. Our internal and external auditors report directly to the Audit Committee. The committee holds regular meetings at least once each quarter, and more frequently as needed.
•	Composition of the Audit Committee (auditors)

Name	Qualifications	Remarks
Park, Sang-Yong		Chairman

Jones, Jeffrey D.

Sun, Wook	Satisfies requirements in the articles of incorporation

Lee, Chang-Hee

26

•	Major activities of the audit committee (auditors) (Jan. 1, 2009 — May 15, 2009)

Session	Date	Agenda	Approval
2009-1	Jan. 14	• Report Agenda • Reporting of operations of the Internal Accounting Control System for the 2H 2008 Fiscal Year	All 4 cases Approved
2009-2	Feb. 6
• Deliberation Agendas
• Assessment of operations of the Internal Accounting Control System in 2008
• Results of the audit of account for the 2008 Fiscal Year
• Report Agenda
• Overview Results of the audit of account for the 2008 Fiscal Year by External Auditor
Approved Approved
2009-3	Feb. 27	• Deliberation Agenda • Appointment of the chair of the Audit Committee	Approved
2009-4	Apr.16
• Deliberation Agenda
• Approval of audit and non-audit services for POSCO and POSCO’s subsidiaries
• Report Agenda
• Results of the audit of account for 1Q of the 2009 Fiscal Year
• Reporting results for the audited consolidated financial statements (as well as US GAAP figures) for the 2009 Fiscal Year
• Results of the audited consolidated financial statements for the 2008 Fiscal Year
• Operation plans for 2009
• POSCO Managerial Accounting and Compensation Policy
Approved
C.	Voting Rights by Shareholders
(1)	Whether to Adopt the Cumulative Voting System

•	Introduced the Cumulative Voting System at the 36th ordinary general meeting of shareholders on March 12, 2004.

(2)	Whether to Adopt Voting by Mail

27

•	Introduced the Voting-by-Mail System at the 36th Ordinary General meeting of shareholders on Mar. 12, 2004.

(3)	Execution of Voting Rights by Minority Shareholders

[None]
D. Compensation of Directors and Officers
(1) Current situation of salary to directors (including outside directors) and members of the Audit Committee (auditors)

	Total payment	Ceiling amount approved at
Category	(2009)	shareholders Meeting	Remarks

Executive Director	785 million won

Independent Non-Executive Director	241 million won	6 billion won

members of the Audit Committee	59 million won

Total	1,085 million won

•	Payment Period: ‘09.1.1 ~’09.3.31

•	Independent Non-Executive Director does not include the members of the Audit Committee
(2) List of Stock Options Presented to Executives

					(As of March 15, 2009)
		Number of Share			Exercising	Exercising
Date of Grant	Name	Grant	Exercise	Remaining	Period	Price
Apr. 27, 2002	Chang-Kwan Oh	9,316	6,931	2,385	April 28, 2004	KRW 136,400
					~ April 27, 2009
Sep.18 2002	Suk-Man Youn	11,179	6,000	5,179	Sep. 19, 2004	KRW 116,100
	Young-Tae Keon	9,316	931	8,385	~Sep. 18, 2009
Apr. 26, 2003	Kim,E. Han	2,401	0	2,401	April 27, 2005	KRW102,900
	Dong-Jin Kim	1,921	192	1,729	~April 26, 2010
	Tae-Hyun Hwang	1,921	1,421	500
	Youn Lee	1,921	1,921	0
	Seong-Sik Cho	1,921	192	1,729
	Oh-Joon, Kwon	9,604	8,604	1,000
	Dong-Hwa, Chung	9,604	5,960	3,644
	Jin-Il, Kim	9,604	9,492	112
	Dong-Hee, Lee	9,604	5,960	3,644

28

					(As of March 15, 2009)
		Number of Share			Exercising	Exercising
Date of Grant	Name	Grant	Exercise	Remaining	Period	Price
Jul. 23, 2004	Ku-Taek Lee	49,000	0	49,000	July 24, 2006	KRW 151,700
	Kyeong-Ryul Ryoo	4,900	0	4,900	~July 23, 2011
	Suk-Man Youn	7,840	0	7,840
	Dong-Jin Kim	7,840	0	7,840
	Youn Lee	7,840	7,840	0
	Joon Yang Chung	4,900	0	4,900
	Young Ju Park	1,862	0	1,862
	Yoon Suk Suh	1,862	1,000	862
	Keel Sou Chung	9,800	0	9,800
	Sang Wook Ha	9,800	0	9,800
	Sang Young Kim	9,800	0	9,800
	Sang Myun Kim	9,800	7,000	2,800
	Ki Chul Shin	9,800	0	9,800
	Byung Ki Jang	9,800	2,300	7,500
Apr. 28, 2005	Jong Doo Choi	2,000	0	2,000	April 29, 2007	KRW 194,900
	Nam Suk Hur	2,000	0	2,000	~April 28, 2012
	Yong Ghul Yoon	10,000	0	10,000
	Noi Ha Cho	10,000	0	10,000
	Wook Sun	2,000	0	2,000
	Charles Ahn	2,000	0	2,000
Total		251,156	65,744	185,412

•	The Stock Option Program was terminated at the 38th Ordinary General Meeting of Shareholders(`06.2.24)

29

V. Other Relevant Matters
Summary of 2008 Ordinary General Meeting of Shareholders (February 27, 2009)

Agenda	Resolution
1. Approval of Balance Sheet, Income Statement, and the
Statement of Appropriation of Retained Earnings for the
41st Fiscal Year

2. Partial Amendments to Articles of Incorporation

3. Election of Directors

    •   Election of Independent Non-Executive Directors

    •   Election of Audit Committee Member

    •   Election of Executive Directors

4. Approval of Limits of Total Remuneration for Directors
Approved (Annual Cash dividend per Share, KRW 10,000
Won)

Approved (Yoo, Jang-Hee, Han, Joon-Ho, Lee, Young-
Sun, Kim, Byung-Ki, Lee, Chang- Hee)

Approved (Lee, Chang- Hee)

Approved (Chung, Joon-Yang, Lee, Dong-Hee, Hur,
Nam-Suk, Chung, Keel-Sou)

Approved ( KRW 6.0 billion)

30

POSCO
Non-Consolidated Financial Statements
March 31, 2009 and 2008
(With Independent Accountants’ Review Report Thereon)

Independent Accountants’ Review Report
Based on a report originally issued in Korean
The Board of Directors and Shareholders of
POSCO:
We have reviewed the accompanying non-consolidated balance sheet of POSCO (the “Company”) as of March 31, 2009, and the related non-consolidated statements of income, changes in equity and cash flows for the three-month periods ended March 31, 2009 and 2008. These non-consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to issue a report on these non-consolidated financial statements based on our reviews.
We conducted our reviews in accordance with the Review Standards for Semiannual Financial Statements established by the Securities and Futures Commission of the Republic of Korea. These Standards require that we plan and perform the review to obtain moderate assurance as to whether the financial statements are free of material misstatement. A review consists principally of inquiries of company personnel and analytical procedures applied to financial data and, thus provides less assurance than an audit. We have not performed an audit and, accordingly, we do not express an audit opinion.
Based on our reviews, nothing has come to our attention that causes us to believe that the non-consolidated financial statements referred to above are not presented fairly, in all material respects, in accordance with accounting principles generally accepted in the Republic of Korea.
The non-consolidated balance sheet as of December 31, 2008, and the related non-consolidated statements of income, appropriation of retained earnings, changes in equity and cash flows for the year then ended, which are not accompanying this report, were audited by us and our report thereon, dated Febrary 9, 2009, expressed an unqualified opinion on those statements. The accompanying non-consolidated balance sheet as of December 31, 2008, presented for comparative purposes, is not different from that audited by us in all material respects.

The following matters may be helpful to the readers in their understanding of the financial statements:
As discussed in note 2 to the non-consolidated financial statements, accounting principles and review standards and their application in practice vary among countries. The accompanying non-consolidated financial statements are not intended to present the financial position, results of operations and cash flows in accordance with accounting principles and practices generally accepted in countries other than the Republic of Korea. In addition, the procedures and practices utilized in the Republic of Korea to review such non-consolidated financial statements may differ from those generally accepted and applied in other countries. Accordingly, this report and the accompanying non-consolidated financial statements are for use by those knowledgeable about Korean accounting procedures and review standards and their application in practice.
Seoul, Korea
May 6, 2009

This report is effective as of May 6, 2009 the review report date. Certain subsequent events or circumstances, which may occur between the review report date and the time of reading this report, could have a material impact on the accompanying non-consolidated financial statements and notes thereto. Accordingly, the readers of the review report should understand that there is a possibility that the above review report may have to be revised to reflect the impact of such subsequent events or circumstances, if any.

POSCO
Non-Consolidated Balance Sheets
As of March 31, 2009 and December 31, 2008
(Unaudited)

(in millions of Won)	2009		2008

Assets
Current assets
Cash and cash equivalents (note 3)	~~W~~	1,903,542	941,687
Short-term financial instruments (note 3)		2,085,710	1,524,598
Trading securities (note 6)		708,160	1,236,185
Current portion of held-to-maturity securities (note 7)		20,000	20,000
Trade accounts and notes receivable, net of allowance for doubtful accounts (notes 4 and 23)		2,854,265	3,228,679
Inventories (note 5)		5,318,847	6,415,601
Other accounts receivable, net of allowance for doubtful accounts (notes 4 and 23)		223,402	278,301
Deferred income tax assets (note 20)		71,855	—
Prepaid expenses		50,994	8,784
Other current assets (note 11)		30,321	39,389

Total current assets		13,267,096	13,693,224

Property, plant and equipment at cost (note 8)		37,378,799	36,504,565
Less accumulated depreciation		(22,400,716)	(22,038,647)

Property, plant and equipment, net		14,978,083	14,465,918

Investment securities, net (note 7)		8,745,854	8,625,939
Intangible assets, net (note 9)		166,121	170,095
Long-term trade accounts and notes receivable, net of allowance for doubtful accounts (note 4)		4,043	4,154
Long-term financial instruments (note 3)		40	40
Deferred income tax assets (note 20)		895	—
Other long-term assets, net of allowance for doubtful accounts (note 11)		73,322	74,083

Total non-current assets		23,968,358	23,340,229

Total assets	~~W~~	37,235,454	37,033,453

See accompanying notes to non-consolidated financial statements.

POSCO
Non-Consolidated Balance Sheets
As of March 31, 2009 and December 31, 2008
(Unaudited)

(in millions of Won)	2009		2008

Liabilities
Trade accounts payable (note 23)	~~W~~	758,504	1,108,856
Short-term borrowings (note 12)		647,766	340,827
Current portion of long-term debt, net of discount on debentures issued (notes 12 and 13)		203,762	203,641
Accrued expenses		157,981	139,494
Other accounts payable (note 23)		580,472	694,682
Withholdings		25,606	40,042
Income tax payable		828,288	1,628,262
Deferred income tax liabilities (note 20)		—	90,307
Other current liabilities (note 15)		50,042	37,087

Total current liabilities		3,252,421	4,283,198

Long-term debt, net of current portion and discount on debentures issued (note 13)		6,108,670	4,584,681
Accrued severance benefits, net (note 14)		240,823	260,368
Deferred income tax liabilities (note 20)		—	36,533
Other long-term liabilities (note 17)		77,804	85,016

Total non-current liabilities		6,427,297	4,966,598

Total liabilities		9,679,718	9,249,796

Shareholders’ Equity
Capital stock		482,403	482,403
Capital surplus		4,281,325	4,291,355
Capital adjustments		(2,502,014)	(2,502,014)
Accumulated other comprehensive income		83,657	51,790
Retained earnings		25,210,365	25,460,123

Total shareholders’ equity		27,555,736	27,783,657

Total liabilities and shareholders’ equity	~~W~~	37,235,454	37,033,453

See accompanying notes to non-consolidated financial statements.

POSCO
Non-Consolidated Statements of Income
For the three-month periods ended March 31, 2009 and 2008
(Unaudited)

(in millions of Won, except per share information)	2009		2008

Sales (notes 23 and 24)	~~W~~	6,471,303	6,066,183
Cost of goods sold (notes 23 and 25)		5,815,583	4,505,705

Gross profit		655,720	1,560,478
Selling and administrative expenses (note 19)		282,697	315,872

Operating profit		373,023	1,244,606

Non-operating income
Interest income		43,559	40,840
Dividend income		45,627	55,181
Gain on valuation of trading securities		4,663	10,411
Gain on disposal of trading securities		10,005	10,441
Gain on disposal of property, plant and equipment		3,650	1,624
Gain on valuation of derivatives (note 17)		4,120	—
Gain on foreign currency transactions		248,804	44,928
Gain on foreign currency translation		63,632	10,167
Equity in earnings of equity method accounted investments (note 7)		252,386	175,118
Gain on derivative transactions (note 17)		20,342	307
Gain on disposal of other long-term assets		146	17,952
Reversal of stock compensation expense (note 18)		1,607	29,044
Others		16,894	26,298

		715,435	422,311

Non-operating expenses
Interest expense		60,838	28,233
Other bad debt expense		229	4,322
Loss on foreign currency transactions		340,432	43,665
Loss on foreign currency translation		91,586	195,123
Donations		2,002	87
Loss on disposal of property, plant and equipment		13,164	10,546
Equity in losses of equity method accounted investments (note 7)		131,695	35,514
Loss on derivative transactions (note 18)		17,769	—
Others		21,785	9,537

		679,500	327,027

Income before income taxes		408,958	1,339,890
Income tax expense (note 20)		84,442	308,676

Net income (note 21)	~~W~~	324,516	1,031,214

Basic earnings per share (note 22)	~~W~~	4,238	13,673

See accompanying notes to non-consolidated financial statements.

POSCO
Non-Consolidated Statements of Changes in Equity
For the three-month periods ended March 31, 2009 and 2008
(Unaudited)

	Capital		Capital		Capital		Accumulated Other		Retained
(in millions of Won)	Stock		Surplus		Adjustments		Comprehensive Income		Earnings		Total

Balance as of January 1, 2008	~~W~~	482,403	~~W~~	4,128,838	~~W~~	(2,715,964)	~~W~~	839,727	~~W~~	21,768,227	~~W~~	24,503,231
Year-end dividends		—		—		—		—		(566,552)		(566,552)
Net income		—		—		—		—		1,031,214		1,031,214
Changes in capital surplus of equity method accounted investments		—		(26,842)		—		—		—		(26,842)
Acquisition of treasury stock		—		—		(36,832)		—		—		(36,832)
Gain on valuation of avilable-for-sale securities.net		—		—		—		(426,601)		—		(426,601)
Changes in capital adjustment arising from equity method accounted investments		—		—		—		135,926		—		135,926

Balance as of March 31, 2008	~~W~~	482,403	~~W~~	4,101,996	~~W~~	(2,752,796)	~~W~~	549,052	~~W~~	22,232,889	~~W~~	24,613,544

	Capital		Capital		Capital		Accumulated Other		Retained
(in millions of Won)	Stock		Surplus		Adjustments		Comprehensive Income		Earnings		Total

Balance as of January 1, 2009	~~W~~	482,403	~~W~~	4,291,355	~~W~~	(2,502,014)	~~W~~	51,790	~~W~~	25,460,123	~~W~~	27,783,657
Year-end dividends		—		—		—		—		(574,274)		(574,274)
Net income		—		—		—		—		324,516		324,516
Changes in capital surplus of equity method accounted investments		—		(10,030)		—		—		—		(10,030)
Changes in valuation gain and												—
Losses on valuation of avilable-for-sale securities.net		—		—		—		(127,797)		—		(127,797)
Changes in capital adjustment arising from equity method accounted investments		—		—		—		159,664		—		159,664

Balance as of March 31, 2009	~~W~~	482,403	~~W~~	4,281,325	~~W~~	(2,502,014)	~~W~~	83,657	~~W~~	25,210,365	~~W~~	27,555,736

See accompanying notes to non-consolidated financial statements.

POSCO
Non-Consolidated Financial Statements of Cash Flows
For the three-month periods ended March 31, 2009 and 2008
(Unaudited)

(in millions of Won)	2009		2008

Cash flows from operating activities
Net income	~~W~~	324,516	~~W~~	1,031,214

Adjustments to reconcile net income to net cash provided by operating activities
Depreciation and amortization		477,839		466,864
Accrual of severance benefits		6,677		56,015
Gain on disposal of trading securities		(10,005)		(10,441)
Gain on valuation of trading securities		(4,663)		(10,411)
Loss on disposal of property, plant and equipment, net		9,514		8,922
Gain on derivative transactions, net		(2,573)		(307)
Reversal of stock compensation expense		(1,607)		(29,044)
Loss on foreign currency translation, net		62,265		192,321
Provision for allowance for doubtful accounts		21,304		148
Loss (gain) on disposal of other non-current assets, net		116		(17,387)
Other employee benefit		1,739		1,533
Equity in earnings of equity method accounted investments, net		(120,691)		(139,604)
Interest expense		4,272		458
Interest income		(275)		(553)
Others, net		6,470		5,589

		450,382		524,103

Changes in operating assets and liabilities
Trade accounts and notes receivable		353,909		(155,636)
Other accounts and notes receivable		55,015		(53,595)
Accrued income		9,221		(6,473)
Prepaid expenses		(42,210)		(34,960)
Inventories		1,087,687		155,939
Trade accounts and notes payable		(349,126)		(83,910)
Other accounts payable		(112,675)		(143,414)
Accrued expenses		(14,619)		2,531
Income tax payable		(799,973)		(35,980)
Payment of severance benefits		(31,842)		(25,322)
Deferred income tax assets and liabilities		(197,181)		(21,990)
Retirement insurance deposits		5,620		1,813
Other current liabilities		11,560		16,389
Dividends from equity method accounted investment		32,141		42,470
Others, net		18,458		11,390

		25,985		(330,748)

Net cash provided by operating activities		800,883		1,224,569

POSCO
Non-Consolidated Financial Statements of Cash Flows
For the three-month periods ended March 31, 2009 and 2008
(Unaudited)

(in millions of Won)	2009		2008

Cash flows from investing activities
Disposal of short-term financial instruments	~~W~~	1,237,770	791,711
Disposal of trading securities		1,582,692	2,076,979
Redemption of current portion of held-to-maturity securities		—	99,995
Disposal of equity method accounted investments		—	8,606
Disposal of property, plant and equipment		3,886	2,133
Disposal of other long-term assets		6,019	50,422
Acquisition of short-term financial instruments		(1,798,883)	(1,005,805)
Acquisition of trading securities		(1,040,000)	(2,225,000)
Acquisition of available-for-sale securities		(11,908)	(353)
Acquisition of equity method investments		—	(123,586)
Acquisition of current portion of held-to-maturity securities		—	(80,000)
Acquisition of other non-current assets		(2,705)	(16,216)
Acquisition of property, plant and equipment		(984,857)	(430,727)
Cost of removal of property, plant and equipment		(10,546)	(5,271)
Acquisition of intangible assets		(4,028)	(3,439)
Others, net		(2,685)	45

Net cash used in investing activities		(1,025,245)	(860,506)

Cash flows from financing activities
Proceeds from short-term borrowings		560,708	91,063
Proceeds from long-term borrowings		4,109	—
Proceeds from issuance of debentures		1,449,728	—
Increase of other long-term liabilities		4,349	2,476
Repayment of short-term borrowings		(253,472)	(53,816)
Repayment of current portion of long-term liabilities		(278)	(216)
Payment of cash dividends		(574,274)	(566,552)
Decrease in other long-term liabilities		(4,653)	(7,003)

Net cash provided by (used in) financing activities		1,186,217	(534,048)

Net increase (decrease) in cash and cash equivalents		961,855	(169,985)

Cash and cash equivalents
Cash and cash equivalents at beginning of the year		941,687	691,034

Cash and cash equivalents at end of the year	~~W~~	1,903,542	521,049

POSCO
Notes to Non-Consolidated Financial Statements
March 31, 2009
(Unaudited)

1.	The Company

POSCO (the “Company”) was incorporated on April 1, 1968, under the Commercial Code of the Republic of Korea to manufacture and sell steel rolled products and plates in the domestic and overseas markets. The shares of the Company have been listed on the Korea Stock Exchange since 1988. The Company’s head office is located in Pohang, Korea, and it also operates internationally through eight of its overseas liaison offices.

As of March 31, 2009, the shares of the Company are listed on the Korea Stock Exchange, while its depository receipts are listed on the New York, Tokyo and London Stock Exchanges.

2.	Summary of significant accounting policies

The Company maintains its accounting records in Korean Won and prepares statutory non-consolidated financial statements in the Korean language in conformity with accounting principles generally accepted in the Republic of Korea. Certain accounting principles applied by the Company that conform with financial accounting standards and accounting principles in the Republic of Korea may not conform with generally accepted accounting principles in other countries. Accordingly, these financial statements are intended for use by those who are informed about Korean accounting principles and practices. The accompanying non-consolidated financial statements have been condensed, restructured and translated into English from the Korean language non-consolidated financial statements.

The accounting policies were consistently applied for the non-consolidated financial statements both as of and for the three-month period ended March 31, 2009 and as of and for the year ended December 31, 2008.

POSCO
Notes to Non-Consolidated Financial Statements
March 31, 2009
(Unaudited)

3.	Cash and Cash Equivalents, and Financial Instruments

Cash and cash equivalents, short-term and long-term financial instruments as of March 31, 2009 and December 31, 2008 are as follows:

	Annual Interest
(in millions of Won)	Rate (%)	2009		2008

Cash and cash equivalents
Checking accounts	—	~~W~~	1,324	1,356
Money market deposit accounts	2.00 ~ 2.30		210,000	241,000
Time deposits	3.00 ~ 4.30		600,000	560,000
Time deposits in foreign currency	1.00 ~ 2.95		987,518	139,331
Money market trust	2.45 ~ 2.97		104,700	—

		~~W~~	1,903,542	941,687

Short-term financial instruments
Ordinary deposits (*1)	—		7,000	5,887
Time deposits	3.10 ~ 7.10		1,080,000	910,000
Certificates of deposit	3.02 ~ 6.99		840,000	490,000
Repurchase agreement	3.20 ~ 3.44		100,000	60,000
Specified money in trust	—		58,710	58,711

		~~W~~	2,085,710	1,524,598

Long-term financial instruments

Guarantee deposits for opening accounts (*2)	—	~~W~~	40	40

(*1)	In relation to projects outsourced to the Company by the Korea government, these deposits are restricted in use.

(*2)	The Company is required to provide deposits to maintain checking accounts and accordingly, the withdrawal of these deposits is restricted.
4.	Accounts and Notes Receivable

Accounts and notes receivable, and their respective allowance for doubtful accounts as of March 31, 2009 and December 31, 2008 are as follows:

(in millions of Won)	2009		2008

Trade accounts and notes receivable	~~W~~	2,879,022	3,232,490
Less: Allowance for doubtful accounts		(24,757)	(3,811)

	~~W~~	2,854,265	3,228,679

Other accounts and notes receivable	~~W~~	235,312	290,015
Less: Allowance for doubtful accounts		(11,910)	(11,714)

	~~W~~	223,402	278,301

Long-term trade accounts and notes receivable	~~W~~	4,353	4,353
Less: Allowance for doubtful accounts		(310)	(199)

	~~W~~	4,043	4,154

POSCO
Notes to Non-Consolidated Financial Statements
March 31, 2009
(Unaudited)

5.	Inventories

Inventories as of March 31, 2009 and December 31, 2008 are as follows:

(in millions of Won)	2009		2008

Finished goods	~~W~~	810,609	1,190,585
By-products		25,722	16,034
Semi-finished goods		1,435,494	1,542,922
Raw materials		1,827,988	1,644,500
Fuel and materials		464,200	428,466
Materials-in-transit		754,260	1,592,502
Others		574	592

	~~W~~	5,318,847	6,415,601

6.	Trading Securities

Trading securities as of March 31, 2009 and December 31, 2008 are as follows:

	2009						2008
(in millions of Won)	Acqusition Cost		Fair Value		Book Value		Book Value

Beneficiary certificates	~~W~~	700,000	~~W~~	708,160	~~W~~	708,160	~~W~~	1,236,185

7.	Investment securities
(a)	Investement securities as of March 31, 2009 and December 31, 2008 are as follows:

(in millions of Won)	2009		2008

Available-for-sale securities
Marketable equity securities	~~W~~	2,664,033	2,818,507
Non-marketable equity securities		762,131	761,644
Investments in bonds		6	—
Investments in capital		500	500

		3,426,670	3,580,651

Held-to-maturity		31,582	31,553
Equity method accounted investments		5,287,602	5,013,735

	~~W~~	8,745,854	8,625,939

POSCO
Notes to Non-Consolidated Financial Statements
March 31, 2009
(Unaudited)

(b)	Investments in marketable equity securities as of March 31, 2009 and December 31, 2008 are as follows:

(in millions of Won)	2009								2008
	Number of	Percentage of	Acquisition		Fair		Book		Book
Company	Shares	Ownership (%)	Cost		Value		Value		Value

SK Telecom Co., Ltd. (*1)	4,297,549	5.32	~~W~~	1,208,676	~~W~~	824,123	~~W~~	824,123	~~W~~	891,835
Hana Financial Group Inc.	4,663,776	2.20		29,998		97,006		97,006		90,943
Nippon Steel Corporation (*1)	238,352,000	3.50		719,622		886,890		886,890		963,486
Hyundai Heavy Industries	1,477,000	1.94		343,505		288,754		288,754		294,661
Hanil Iron & Steel Co., Ltd.	206,798	10.14		2,413		2,151		2,151		1,596
HISteel Co., Ltd.	135,357	9.95		1,609		2,017		2,017		1,766
Moonbae Steel Co., Ltd.	1,849,380	9.02		3,588		6,732		6,732		3,921
Dong Yang Steel Pipe Co., Ltd.	1,564,250	2.45		3,911		1,807		1,807		1,400
Korea Line Corporation	217,373	1.89		8,067		12,716		12,716		14,347
Shinhan Financial Group Inc.	4,369,881	0.92		228,778		107,499		107,499		113,326
SeAH Steel Corp.	540,000	10.11		18,792		21,168		21,168		23,490
Thainox Stainless Public Company Limited	1,200,000,000	15.00		42,301		33,454		33,454		40,299
Union Steel Co., Ltd.	1,005,000	9.80		40,212		13,668		13,668		14,472
Macarthur Coal Limited	21,215,700	10.00		420,805		67,205		67,205		55,927
Hanjin Shippong Co., Ltd.	68,260	0.08		2,652		1,270		1,270		1,236
KB Financial Group Inc.	8,379,888	2.35		300,150		276,117		276,117		282,402
LG Powercomm Co., Ltd.	3,600,000	2.70		153,000		21,456		21,456		23,400

			~~W~~	3,528,079	~~W~~	2,664,033	~~W~~	2,664,033	~~W~~	2,818,507

(*1)	Certain portion of securities has been pledged as collateral (note 10).
(c)	Held-to-maturity as of March 31, 2009 and December 31, 2008 are as follows:

(in millions of Won)	2009		2008

Held-to-maturity	~~W~~	51,582	51,553
Less: Current portion		(20,000)	(20,000)

	~~W~~	31,582	31,553

POSCO
Notes to Non-Consolidated Financial Statements
March 31, 2009
(Unaudited)

(d)	Equity method accounted investments as of March 31, 2009 and December 31, 2008 are as follows:

(in millions of Won)					2008		Increase(Decrease)				2009
	Number of	Percentage of	Acqusition		Book		Equity method		Other Increase		Book
Investees(*1)	Shares	Ownership(%)	Cost		Value		Profit(Loss)		(Decrease) (*2)		Value

POSCO E&C Co., Ltd.	27,281,080	89.53	~~W~~	365,789	~~W~~	864,030	~~W~~	60,007	~~W~~	4,277	~~W~~	928,314
Posteel Co., Ltd.	17,155,000	95.31		113,393		319,914		70,429		13,225		403,568
POSCON Co., Ltd.	3,098,610	88.04		49,822		49,099		4,901		(1,516)		52,484
POSCO Coated & Color Steel Co., Ltd.	3,412,000	56.87		82,017		103,912		(18,137)		(1,743)		84,032
POSCO Machinery & Engineering Co., Ltd.	1,700,000	100.00		17,052		30,824		(2,252)		263		28,835
POSDATA Co., Ltd.	50,440,720	61.85		52,749		39,544		135		(207)		39,472
POSCO Research Institute	3,800,000	100.00		19,000		23,356		761		(1)		24,116
Seung Kwang Co., Ltd.	2,737,000	69.38		28,408		27,957		(129)		1		27,829
POSCO Architects & consultants Co., Ltd.	230,000	100.00		1,043		14,838		195		(556)		14,477
POSCO Specialty Steel Co., Ltd.	26,000,000	100.00		260,000		564,515		11,487		(2,408)		573,594
POSCO Machinery Co., Ltd.	1,000,000	100.00		10,000		13,363		1,723		1		15,087
POSTECH Venture Capital Corp.	5,700,000	95.00		28,500		33,059		(42)		47		33,064
eNtoB Corporation (*4)	560,000	17.50		2,800		4,178		128		(146)		4,160
POSCO Refractories & Environment Co., Ltd.	3,544,200	60.00		41,210		74,329		5,155		(2,529)		76,955
POSCO Terminal Co., Ltd.	2,550,000	51.00		12,750		19,681		1,009		(638)		20,052
POSMATE Co., Ltd	214,286	30.00		7,233		10,436		128		(1,018)		9,546
Samjung Packing & Aluminum Co., Ltd. (*4)	270,000	9.00		2,781		4,035		(678)		315		3,672
POSCO Power Corp.	40,000,000	100.00		597,170		619,037		9,083		(6,283)		621,837
SNNC Co., Ltd	18,130,000	49.00		90,650		67,410		(1,001)		—		66,409
PNR Corporation	5,467,686	70.00		27,338		27,498		1,810		—		29,308
POSCO America Corporation	354,531	99.45		297,221		133,944		(21,251)		990		113,683
POSCO Australia Pty. Ltd.	761,775	100.00		37,352		165,573		13,000		16,949		195,522
POSCO Asia Co., Ltd.	9,360,000	100.00		7,425		29,158		1,659		3,150		33,967
VSC POSCO Steel Corporation (*3)	—	35.00		4,758		6,343		(692)		536		6,187
Dalian POSCO-CFM Coated Steel Co., Ltd. (*3)	—	30.00		7,189		3,756		(707)		432		3,481
POS-Tianjin Coil Center Co., Ltd.(*3,4)	—	10.00		653		1,303		8		144		1,455
Zhangjiagang Pohang Stainless Steel Co., Ltd. (*3)	—	58.60		234,204		323,170		(32,870)		32,075		322,375
Guangdong Pohang Coated Steel Co., Ltd. (*3)	—	86.55		43,501		20,901		5,301		3,013		29,215
POSCO Thailand Steel Processing Center Co., Ltd.	12,721,734	85.62		39,677		32,934		(7,486)		2,909		28,357
Myanmar POSCO Steel Co., Ltd.	13,440	70.00		2,192		3,796		1,044		328		5,168
KOBRASCO	2,010,719,185	50.00		32,950		60,429		22,794		6,179		89,402
POSCO Investment Co., Ltd.	5,000,000	100.00		53,189		91,303		2,376		8,379		102,058
Poschrome (Proprietary) Limited	21,675	25.00		4,859		9,575		2,919		745		13,239
Guangdong Xingpu Steel Center Co., Ltd. (*3.4)	—	10.50		927		2,669		48		270		2,987
POS-Hyundai Steel Manufacturing India Private Limited (*4)	2,345,558	10.00		1,057		1,600		89		43		1,732
POSVINA Co., Ltd. (*3)	—	50.00		1,527		2,104		(185)		222		2,141
POSMMIT Steel Centre SDN BHD	25,269,900	44.69		12,574		18,037		3,646		734		22,417
PT POSMI Steel Indonesia (*4)	1,193	9.47		782		1,020		(220)		283		1,083
Qingdao Pohang Stainless Steel Co., Ltd. (*3)	—	70.00		71,463		75,888		(5,553)		7,526		77,861
POSCO (Suzhou) Automotive Processing Center Co., Ltd. (*3)	—	90.00		31,023		48,401		1,992		4,725		55,118
POSCO-China Holding Corp. (*3)	—	100.00		165,233		228,489		(14,215)		23,676		237,950
POSCO-Japan Co., Ltd.	90,438	100.00		50,558		65,457		18,936		1,364		85,757
POSCO-India Private Ltd.	225,000,000	100.00		52,627		54,651		—		1,642		56,293
POS-India Pune Steel Processing Centre Pvt. Ltd.	74,787,080	65.00		17,017		14,096		4,076		913		19,085
POSCO-Foshan Steel Processing Center Co., Ltd. (*3)	—	39.60		9,408		12,971		361		1,255		14,587
Nickel Mining Company	3,234,698	49.00		157,585		219,879		4,595		(7,485)		216,989

POSCO
Notes to Non-Consolidated Financial Statements
March 31, 2009
(Unaudited)

(in millions of Won)					2008		Increase(Decrease)				2009
	Number of	Percentage of	Acqusition		Book		Equity method		Other Increase		Book
Investees(*1)	Shares	Ownership(%)	Cost		Value		Profit(Loss)		(Decrease) (*2)		Value

POSCO-Vietnam Co., Ltd. (*3)	—	100.00		198,578		232,647		(1,098)		18,428		249,977
POSCO-Mexico Co., Ltd.	1,304,955,672	84.67		117,950		103,485		(10,421)		6,093		99,157
POSS Delhi Steel Processing Centre Pvt. Ltd.	42,532,980	76.40		9,089		—		2,485		280		2,765
Zhongyue POSCO(Qinhuangdao) Tinplate Industrial Co., Ltd. (*3)	—	24.00		6,718		11,959		(777)		1,119		12,301
POSCO Vietnam Processing Center Co., Ltd. (*3)	—	80.00		8,192		6,234		105		750		7,089
BX STEEL POSCO Cold Rolled Sheet Co., Ltd. (*3)	—	25.00		61,961		92,064		(9,685)		8,022		90,401
POSCO Malaysia SDN. BHD. (*5)	16,200,000	60.00		16,524		—		—		—		—
POSCO-SK Steel (Pinghu) Processing Center Co., Ltd. (*3)	—	20.00		1,869		2,977		(1,125)		299		2,151
POSCO Poland (Wroclaw) Steel Processing Center Co., Ltd.	30,000	30.00		3,803		3,225		(675)		(334)		2,216
POSCO (Chongqing) Automotive Processing Center Co., Ltd. (*3)	—	90.00		6,201		7,618		(785)		879		7,712
POSCO-SAMSUNG Slovakia Steel Processing Center Co., Ltd. (*3)	—	30.00		1,794		3,109		(292)		85		2,902
POSCO (Wuhu) Automotive Processing Center. Co., Ltd. (*3)	—	68.57		10,026		11,955		(183)		1,199		12,971
POSCO-SAMSUNG (Suzhou) Processing Center Co., Ltd. (*3,6)	—	30.00		1,608		—		(1,235)		4,275		3,040

			~~W~~	3,590,969	~~W~~	5,013,735	~~W~~	120,691	~~W~~	153,176	~~W~~	5,287,602

(*1)	The Company used the unaudited or unreviewed financial statements of these companies when applying the equity method of accounting.

(*2)	Other increase (decrease) represents the changes in investment securities primarily due to acquisitions (disposals), dividends received, valuation gain or loss on equity method accounted investments, changes in retained earnings and others.

(*3)	No shares have been issued in accordance with the local laws or regulations.

(*4)	Equity method of accounting is applied as the Company has significant influence on investees directly or indirectly through its affiliates by owning more than 20% of outstanding shares of investees.

(*5)	Acquisition cost of this investee consist of ~~W~~ 2,071 million of common stock and ~~W~~ 14,453 million of preferred stock. The carrying amount of common stock was reduced to zero due to the equity in loss of the investee. Because of this, equity in loss not to recognize was in the mount of ~~W~~ 616 million as of March 31, 2009 and the remaining equity in loss was in the amount of ~~W~~ 2,102 million as of December 31, 2008.

(*6)	Those securities were reclassified from available-for-sales securities to equity method accounted investments as total assets of each investee are greater than ~~W~~ 7,000 million as of December 31, 2008.
For the three-month period ended March 31, 2009, amortization of goodwill amounted to ~~W~~ 5,834 million and the elimination of the unrealized profit from intercompany transaction less realized profit amounted to ~~W~~ 170,375 million.

POSCO
Notes to Non-Consolidated Financial Statements
March 31, 2009
(Unaudited)

8.	Property, Plant and Equipment
(a)	Changes in property, plant and equipment for the three-month period ended March 31, 2009 are as follows:

(in millions of Won)	Beginning		Acquisition (*1)		Disposal		Others (*2)		Depreciation		Ending Balance

Land	~~W~~	908,306	~~W~~	325	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	908,631
Buildings		1,978,609		11,741		(442)		—		(42,394)		1,947,514
Structures		1,490,098		15,192		(791)		16,350		(34,286)		1,486,563
Machinery and equipment		7,346,339		216,027		(1,613)		(16,350)		(381,755)		7,162,648
Vehicles		20,302		1,239		(8)		—		(2,163)		19,370
Tools		17,317		1,778		(1)		—		(2,721)		16,373
Furniture and fixtures		54,025		2,062		—		—		(4,823)		51,264
Finance Lease Assets		10,192		—		—		—		(159)		10,033
Construction-in-progress		2,640,730		984,857		—		(249,900)		—		3,375,687

	~~W~~	14,465,918	~~W~~	1,233,221	~~W~~	(2,855)	~~W~~	(249,900)	~~W~~	(468,301)	~~W~~	14,978,083

(*1)	Includes acquisition cost transferred from construction-in-progress amounting to ~~W~~ 248,364 million.

(*2)	Represent assets transferred from construction-in-progress to intangible assets and other property, plant and equipment.
(b)	The Company’s expenditures in relation to construction-in-progress for the expansion of Pohang transporting plates amounted to ~~W~~ 984,857 million for the three-month period ended March 31, 2009.
9.	Intangible Assets

Intangible assets, net of amortization, as of March 31, 2009 and December 31, 2008 are as follows:

(in millions of Won)	2009		2008

Intellectual property rights	~~W~~	2,566	2,479
Port facilities usage rights		111,702	116,554
Other intangible assets (*1)		51,853	51,062

	~~W~~	166,121	170,095

(*1)	The Company capitalized costs directly related to the Enterprise Resource Planning (ERP) system and process innovation as other intangible assets.

POSCO
Notes to Non-Consolidated Financial Statements
March 31, 2009
(Unaudited)

10.	Pledged assets
(a)	As of March 31, 2009, held-to-maturity securities amounting to ~~W~~ 31,582 million was provided as collateral to the Gyungsangbuk-do Province Office as guarantee for environmental remediation of POSCO No. 4 disposal site.

(b)	As of March 31, 2009, 1,955,978 shares, equivalent to 17,603,801 American depository receipts (“ADRs”) of SK Telecom Co., Ltd. have been pledged as collateral for the exchangeable bonds issued and 216,384,000 shares of Nippon Steel Corporation have been pledged as collateral for the 1st samuri bonds issued.

(c)	Guarantees provided by third parties on behalf of the Company as of March 31, 2009 and December 31, 2008 were as follows:

(in millions of Won)	2009				2008

Korea Development Bank	EUR	4,444,093	~~W~~	8,072	4,600,591	8,171

11.	Other Assets

Other current and other long-term assets as of March 31, 2009 and December 31, 2008 are as follows:

(in millions of Won)	2009		2008

Other current assets
Short-term loans receivable	~~W~~	10	14
Accrued income		25,175	34,396
Advanced payments		3,886	3,729
Others		1,250	1,250

		30,321	39,389

Other long-term assets
Log-term loans receivable		9,366	6,637
Guarantee deposits		1,386	1,413
Other investment assets		62,595	66,066

		73,347	74,116
Less: Allowance for doubtful accounts		(25)	(33)

	~~W~~	73,322	74,083

POSCO
Notes to Non-Consolidated Financial Statements
March 31, 2009
(Unaudited)

12.	Short-Term Borrowings and Current Portion of Long-Term Debt
(a)	Short-term borrowings as of March 31, 2009 and December 31, 2008 are as follows:

(in millions of Won)	Annual Interest Rate (%)	2009				2008

Domestic borrowings	2.40	KRW	300,000	~~W~~	300,000	—	—
Foreign currency borrowings	4.02 ~ 5.68	USD	252,535,302		347,766	271,035,408	340,827

				~~W~~	647,766		340,827

(b)	Current portion of long-term debts as of March 31, 2009 and December 31, 2008 are as follows:

(in millions of Won)	Annual Interest Rate (%)	2009				2008

Debentures	4.66	KRW	200,000	~~W~~	200,000	200,000	200,000
Foreign currency borrowings	4.60	JPY	192,000,000		2,716	192,000,000	2,676
Loans from foreign financial institutions	2.00	EUR	636,350		1,156	636,350	1,130

					203,872		203,806
Less: Discount on debentures issued					(110)		(165)

				~~W~~	203,762		203,641

POSCO
Notes to Non-Consolidated Financial Statements
March 31, 2009
(Unaudited)

13.	Long-Term Debts
(a)	Debentures as of March 31, 2009 and December 31, 2008 are as follows:

			Annual Interest
(in millions of Won)	Issue date	Maturity	Rate (%)	2009				2008

Domestic debentures	Mar. 28, 2006~ Jan. 20, 2009	Sep. 29, 2009~ Jan. 20, 2014	4.66 ~ 6.52	KRW	2,500,000	~~W~~	2,500,000	2,000,000	2,000,000
9th Samurai Bonds	Jun. 28, 2006	Jun. 28, 2013	2.05	JPY	50,000,000,000		707,400	50,000,000,000	696,945
1st Euro Bonds	Aug. 10, 2006	Aug. 10, 2016	5.88	USD	300,000,000		413,130	300,000,000	377,250
Exchangeable bonds (*1)	Aug. 19, 2008	Aug. 19, 2011	—	JPY	52,795,000,000		746,944	52,795,000,000	735,904
1st Yen dominated FRN	Nov. 11, 2008	Nov. 11, 2013	6 months Tibor+2.60	JPY	20,000,000,000		282,960	20,000,000,000	278,778
1st Samurai Bonds	Dec. 29, 2008	Dec. 29, 2011	6 months Tibor+1.60	JPY	50,000,000,000		707,400	50,000,000,000	696,945
1st Global Bonds	Mar. 26, 2009	Mar. 26, 2014	8.75	USD	700,000,000		963,970	—	—

							6,321,804		4,785,822
Add: Premium on bond redemption							11,279		11,112
Less: Current portion							(200,000)		(200,000)
Discount on debentures issued							(87,947)		(71,525)

						~~W~~	6,045,136		4,525,409

(*1)	The Company issued exchangeable bonds, which is exchangeable with 17,603,801 SK Telecom Co., Ltd. ADRs, on August 19, 2008. Details of exchangeable bonds are as follows:

Issuance date:	August 19, 2008
Maturity date:	August 19, 2013
Rate:	Interest rate of zero percent
Face value:	JPY 52,795,000,000
Issuance price:	JPY 52,424,229,136
Premium on bond redemption :	JPY 797,204,500 (redeemed on put date or maturity date)
Exchangeable price:	JPY 2,999.11/ADR
Fair value of exchangeable right:	JPY 2,867,605,334
Exercise call period by bondholders:	Commencing ten business days following the issuance date until ten business days prior to maturity date
Exercise put period by bondholders:	Exactly three years following the payment date
The Company issued exchangeable bonds which is exchangeable with SK Telecom Co., Ltd. ADRs through Zeus (Cayman) Ltd., a SPV. The transaction between the Company and Zeus (Cayman) Ltd. is deemed to be a borrowing transaction under generally accepted accounting principles in the Republic of Korea.
(b)	Long-term domestic borrowing as of March 31, 2009 and December 31, 2008 are as follows:

(in millions of Won)	Annual Interest Rate (%)	2009		2008

Korea Resources Corporation	Representitve-Borrowing Rate (*1)-2.25	~~W~~	53,417	49,308

(*1)	Indexed to the average yield of 3-year government bond which is rounded off to the nearest 0.25%.

POSCO
Notes to Non-Consolidated Financial Statements
March 31, 2009
(Unaudited)

(c)	Long-term foreign currency borrowing as of March 31, 2009 and December 31, 2008 are as follows:

(in millions of Won)	Annual Interest Rate (%)	2009				2008

Korea National Oil Corporation (*1)	Representive-Borrowing Rate-2.25	USD	2,324,540	~~W~~	3,201	2,324,540	2,923
Development Bank of Japan	4.60	JPY	192,000,000		2,716	192,000,000	2,676

					5,917		5,599
Less: Current portion					(2,716)		(2,676)

				~~W~~	3,201		2,923

(*1)	The borrowing is related to the exploration of gas field in the Aral Sea (note 16).
(d)	Loans from foreign financial institutions as of March 31, 2009 and December 31, 2008 are as follows:

(in millions of Won)	Annual Interest Rate (%)	2009				2008

Natixis	2.00	EUR	4,444,093	~~W~~	8,072	4,600,591	8,171
Less: Current portion		EUR	(636,350)		(1,156)	(636,350)	(1,130)

				~~W~~	6,916		7,041

(e)	Aggregate maturities of long-term debt as of March 31, 2009 are as follows:

					Foreign Currency		Loans from Foreign
(in millions of Won)	Debentures(*1)		Borrowings		Borrowings		financial Institutions		Total

March 31,
2010	~~W~~	200,000	~~W~~	—	~~W~~	2,716	~~W~~	1,156	~~W~~	203,872
2011		300,000		—		—		1,156		301,156
2012		1,490,360		1,500		—		1,156		1,493,016
2013		500,000		4,510		—		1,156		505,666
Thereafter		3,842,723		47,407		3,201		3,448		3,896,779

	~~W~~	6,333,083	~~W~~	53,417	~~W~~	5,917	~~W~~	8,072	~~W~~	6,400,489

(*1)	The amount includes premium on bond redemption.

POSCO
Notes to Non-Consolidated Financial Statements
March 31, 2009
(Unaudited)

14.	Severance Benefits

Changes in the retirement and severance benefits for the three-month period ended March 31, 2009 and the year ended December 31, 2008 are as follows:

(in millions of Won)	2009		2008

Estimated severance benefits at beginning of period	~~W~~	851,391	682,686
Provision for severance benefits		6,677	221,748
Payment		(31,842)	(53,043)

Estimated severance benefits at end of period	~~W~~	826,226	851,391

Transfer to National Pension Fund		(84)	(84)
Deposit for severance benefits trust		(585,319)	(590,939)

Net balance at end of period	~~W~~	240,823	260,368

15.	Other Current Liabilities

Other current liabilities as of March 31, 2009 and December 31, 2008 are as follows:

(in millions of Won)	2009		2008

Other current liabilities
Advances received	~~W~~	23,901	25,162
Unearned revenue		3,984	2,472
Others		22,157	9,453

	~~W~~	50,042	37,087

POSCO
Notes to Non-Consolidated Financial Statements
March 31, 2009
(Unaudited)

16.	Commitments and Contingencies
(a)	As of March 31, 2009, contingent liabilities for outstanding guarantees provided by the Company for the repayment of loans of related companies and others are as follows:

(in millions of Won)		2009				2008
Company	Financial Institution	Guaranteed		Won Equivalent		Guaranteed	Won Equivalent

Related companies
POSCO Investment Co., Ltd.	Bank of Tokyo-Mitsubish	USD	42,000,000			42,000,000
		CNY	29,000,000	~~W~~	285,713	29,000,000	~~W~~	248,976
	HSBC	MYR	223,649,576			180,000,000
		USD	100,000,000			100,000,000
Zhangjiagang Pohang Stainless Steel Co., Ltd.	Bank of China and others	USD	199,925,000		275,317	199,925,000		251,406
POSCO-Vietnam Co., Ltd.	The export-Import Bank of Korea	USD	230,000,000		316,733	200,000,000		251,500

					877,763			751,882
Others
DC Chemical Co., Ltd.	E1 Co., Ltd.	KRW	320		320	320		320
Zeus (Cayman) Ltd.	Related creditors	JPY	52,795,000,000		746,944	52,795,000,000		735,904
BX STEEL POSCO Cold	Bank of China and others	USD	15,260,000			15,840,000
Rolled Sheet Co., Ltd.		CNY	383,810,000		98,333	423,440,000		97,870

					845,597			834,094

				~~W~~	1,723,360		~~W~~	1,585,976

(b)	As of March 31, 2009, the Company issued four blank promissory notes to Korea Resources Corporation as collateral for borrowings, and issued three blank promissory notes to Korea National Oil Corporation (“KNOC”) as collateral for foreign currency borrowings.

(c)	In January 2007, the Company entered into a capital lease contract acquiring a ro-ro ship for the exclusive use of transporting plates for ~~W~~ 1,953 million and US$11,583 thousand, equivalent to 90% of fair value of the ship price, to be redeemed over 12 years.

(d)	As of March 31, 2009, the Company acquired certain tools and equipment under operating lease agreements from Macquarie Capital Korea Company Limited and others. The Company’s rent expense with respect to these lease agreements, amounted to ~~W~~ 1,350 million for the three-month period ended March 31, 2009. Future lease payments under these lease agreements are as follows:

(in millions of Won)
Period	Amount
2009	~~W~~	3,690
2010		3,123
2011		1,549

	~~W~~	8,362

POSCO
Notes to Non-Consolidated Financial Statements
March 31, 2009
(Unaudited)

(e)	The Company is involved in eleven lawsuits and claims for alleged damages aggregating to ~~W~~ 11,153 million as of March 31, 2009 which arose in the ordinary course of business. The Company is unable to predict the possible outcome of the above claims. However, in the opinion of management, the foregoing lawsuits and claims will not have a material adverse effect on the Company’s financial position, operating results or cash flows. No provision is recorded in connection with the above lawsuits and claims as of March 31, 2009.

(f)	The Company entered into long-term contracts to purchase iron ore, coal and nickel. These contracts generally have terms of more than three years and provide for periodic price adjustments to market price. As of March 31, 2009, 390 million tons of iron ore and 57 million tons of coal remained to be purchased under such long-term contracts.

(g)	The Company entered into an agreement with Tangguh LNG Consortium in Indonesia regarding the commitment to purchase 550 thousand tons of LNG annually for 20 years commencing in August 2005. This agreement provides for periodic price adjustments to market price (Japan JCC), and the ceiling price is applied when the market price exceeds the certain price level provided in the agreement.

(h)	The Company has a bank overdraft agreement with Woori Bank and others amounting to ~~W~~ 300,000 million as of March 31, 2009. In addition, the Company entered into a credit purchase loan agreement for credit lines of up to ~~W~~ 200,000 million and ~~W~~ 700,000 million in short-term borrowings.

(i)	As of March 31, 2009, the Company has an agreement with Woori Bank and others to open letters of credit, documents against acceptance and documents against payment amounting to US$1,265 million and US$480 million in foreign short-term borrowings.

(j)	The outstanding balance of accounts receivable in foreign currency sold to financial institutions as of March 31, 2009 amounted to US$123 million for which the Company is contingently liable upon default.

(k)	The Company entered into a foreign currency borrowing agreement of up to US$6.86 million with KNOC related to the exploration of gas fields in the Aral Sea. The repayment obligation is subject to results of the exploration. If the exploration fails, the Company will be exempt from all or portion of the repayment obligation. If it succeeds, a portion of the project income is payable to KNOC.

POSCO
Notes to Non-Consolidated Financial Statements
March 31, 2009
(Unaudited)

17.	Derivatives
(a)	Details of derivatives for the three-month period ended March 31, 2009 are as follows:

	Purpose of	Financial
Type of Transaction	Transaction	Institutions	Description of contract
Currency forward (Swaps)	Hedge	Calyon and others	Currency forward (Forward exchange)

Embedded derivative (*)	Issuing exchangeable bonds	Investee for exchangeable bonds	Exchangeable rights for stock

(*)	The Company applied derivative accounting as exchangeable right to investors related to exchangeable bond issued in August 19, 2008 meets certain criteria of embedded derivatives. Fair values of exchangeable right are ~~W~~ 9,199 million (JPY 659,937,500) as of December 31, 2008 and ~~W~~ 5,079 million (JPY 359,006,000) as of March 31, 2009. This exchangeable right is included in other long-term liabilities.
(b)	Details of the gains and losses on derivatives for the three-month periods ended March 31, 2009 and 2008 are as follows:

(in millions of Won)	Valuation Gain (Loss)			Transaction Gain (Loss)
Type of Transaction	2009		2008	2009		2008

Currency forward (swaps)	~~W~~	—	—	~~W~~	2,573	307
Embedded derivative		4,120	—		—	—

	~~W~~	4,120	—	~~W~~	2,573	307

POSCO
Notes to Non-Consolidated Financial Statements
March 31, 2009
(Unaudited)

18.	Stock Appreciation Rights
(a)	The Company granted stock options to its executive officers in accordance with the stock option plan approved by the Board of Directors. The details of the stock options granted are as follows:

	1st Grant	2nd Grant	3rd Grant	4th Grant	5th Grant	6th Grant	Total

Before the modifications (*)
Number of shares	498,000 shares	60,000 shares	22,000 shares	141,500 shares	218,600 shares	90,000 shares	1,030,100 shares
Exercise price	~~W~~98,400 per share	~~W~~135,800 per share	~~W~~115,600 per share	~~W~~102,900 per share	~~W~~151,700 per share	~~W~~194,900 per share
After the modifications (*)
Grant date	July 23, 2001	April 27, 2002	September 18, 2002	April 26, 2003	July 23, 2004	April 28, 2005
Exercise price	~~W~~98,900 per share	~~W~~136,400 per share	~~W~~116,100 per share	~~W~~102,900 per share	~~W~~151,700 per share	~~W~~194,900 per share
Number of shares granted	453,576 shares	55,896 shares	20,495 shares	135,897 shares	214,228 shares	90,000 shares	970,092 shares
Number of shares cancelled	19,409 shares	—	—	—	—	—	19,409 shares
Number of shares exercised	434,167 shares	53,511 shares	6,931 shares	121,138 shares	87,524 shares	62,000 shares	765,271 shares
Number of shares outstanding	—	2,385 shares	13,564 shares	14,759 shares	126,704 shares	28,000 shares	185,412 shares
Exercise period	July 24, 2003~	April 28, 2004~	Sept. 19, 2004~	April 27, 2005~	July 24, 2006~	April 29, 2007~
	July 23, 2008	April 27, 2009	Sept. 18 2009	April 26, 2010	July 23, 2011	April 28, 2012

(*)	The Company changed the number of shares granted and the exercise price, as presented above (1st, 2nd, 3rd, 4th and 5th), in accordance with the resolutions of the Board of Directors on April 26, 2003, October 17, 2003 and October 22, 2004.
(b)	Expense incurred related to stock appreciation rights granted to executives for the three-month period ended March 31, 2009 are as follows:

(in millions of Won)	1st Grant		2nd Grant		3rd Grant		4th Grant		5th Grant		6thGrant		Total

Cumulative expense in prior periods	~~W~~	59,945	~~W~~	10,801	~~W~~	4,843	~~W~~	29,770	~~W~~	54,680	~~W~~	25,486	~~W~~	185,525
Reversal of expense recognized in current period		—		(42)		(111)		(143)		(1,081)		(230)		(1,607)

	~~W~~	59,945	~~W~~	10,759	~~W~~	4,732	~~W~~	29,627	~~W~~	53,599	~~W~~	25,256	~~W~~	183,918

POSCO
Notes to Non-Consolidated Financial Statements
March 31, 2009
(Unaudited)

19.	Selling, General and Administration Expenses

Details of selling, general and administrative expenses for the three-month period ended March 31, 2009 and 2008 were as follows:

	For the three-month periods
	ended March 31
(in millions of Won)	2009		2008

Selling expenses	~~W~~	152,586	177,840
Fees and charges		28,008	31,296
Salaries and wages		24,412	22,606
Advertising		16,485	16,203
Research and development		7,289	6,330
Depreciation		3,759	3,976
Amortization		3,724	2,975
Rent		4,526	5,125
Other employ benefit		15,152	17,684
Provision for severance benefits		3,397	8,422
Supplies		2,482	2,542
Travel		2,639	2,756
Training		3,309	3,749
Repairs		1,350	2,110
Communications		1,785	2,022
Vehicle expenses		1,361	1,268
Taxes and public dues		1,093	1,142
Entertainment		894	1,109
Subscriptions and printing		594	556
Utilities		84	236
Insurance		2,525	1,673
Others		5,243	4,252

	~~W~~	282,697	315,872

POSCO
Notes to Non-Consolidated Financial Statements
March 31, 2009
(Unaudited)

20.	Income Taxes
(a)	Income tax expense for the three-month periods ended March 31, 2009 and 2008 are as follows:

(in millions of Won)	2009		2008

Current income taxes (*)	~~W~~	281,966	330,346
Deferred income taxes		(199,590)	(155,815)
Items charged directly to shareholders’ equity		2,066	134,144

	~~W~~	84,442	308,675

(*)	Additional tax payments (or tax returns) arising from finalized tax assessment are added or deducted in current income taxes.
(b)	The following table reconciles the expected amount of income tax expense based on statutory rates to the actual amount of taxes recorded by the Company for the three-month periods ended March 31, 2009 and 2008:

(in millions of Won)	2009		2008

Net income before income tax expense	~~W~~	408,958	1,339,890
Income tax expense computed at statutory rate		98,962	368,466
Adjustments		(14,520)	(59,791)
Tax credit		(70,278)	(41,259)
Others, net		55,758	(18,532)

Income tax expense	~~W~~	84,442	308,675

Effective rate (%)		20.65%	23.04%

POSCO
Notes to Non-Consolidated Financial Statements
March 31, 2009
(Unaudited)

(c)	Changes in temporary differences and deferred income taxes for the three-month period ended March 31, 2009 are as follows:

	Accumulated temporary differences						Deferred income tax
(in millions of Won)	Dec. 31, 2008		Inc. (dec.) (*1)		Mar. 31, 2009		Dec. 31, 2008(*1)		Inc. (dec.)		Mar. 31, 2009

Reserve for special repairs	~~W~~	(281,824)	~~W~~	4,522	~~W~~	(277,302)	~~W~~	(62,423)	~~W~~	1,415	~~W~~	(61,008)
Allowance for doubtful accounts		—		4,482		4,482		—		986		986
Reserve for technology developments		(720,000)		659,550		(60,450)		(167,016)		153,718		(13,298)
Dividend income from related companies		430,688		32,141		462,829		94,751		7,071		101,822
Depreciation expense		(267,736)		(25,893)		(293,629)		(58,569)		(6,029)		(64,598)
Valuation of equity method accounted investments (*2)		(1,778,197)		(270,609)		(2,048,806)		(299,121)		(69,513)		(368,634)
Prepaid expenses		68,751		12,421		81,172		16,182		1,675		17,857
Impairment loss on property, plant and equipment		42,461		(4,274)		38,187		9,374		(973)		8,401
Gain on foreign currency translation		622,855		15,136		637,991		137,581		2,777		140,358
Gain on valuation of available-for-sale securities		(393,580)		63,182		(330,398)		(86,587)		13,900		(72,687)
Loss on valuation of available-for-sale securities		973,348		101,100		1,074,448		214,137		22,242		236,379
Tax credit		—		—		—		—		70,278		70,278
Others		362,567		5,727		368,294		74,851		2,043		76,894

	~~W~~	(940,667)	~~W~~	597,485	~~W~~	(343,182)	~~W~~	(126,840)	~~W~~	199,590	~~W~~	72,750

(*1)	The adjustments reflect the effect of the finalized tax assessment for the three-month period ended March 31, 2009 and as a result, the deferred income tax balances as of March 31, 2009 has been adjusted.

(*2)	As the Company is unlikely to dispose of its investee shares within five years, the income tax effect of ~~W~~ 322,110 million as of March 31, 2009 is not recognized as it is not probable that the deferred tax asset will be realized.
(d)	A summary of deferred tax assets and liabilities as of March 31, 2009 are as follows:

(in millions of Won)	Current		Non-current		Total

Deferred tax assets	~~W~~	99,732	~~W~~	798,991	~~W~~	898,723
Deferred tax liabilities		(27,877)		(798,096)		(825,973)

Total	~~W~~	71,855	~~W~~	895	~~W~~	72,750

(e)	Income tax expenses which are directly charged to equity due to changes in valuation of available-for-sale securities for the three-month period ended March 31, 2009 amounted to ~~W~~ 2,066 million.

POSCO
Notes to Non-Consolidated Financial Statements
March 31, 2009
(Unaudited)

21.	Comprehensive Income

For the three-month periods ended March 31, 2009 and 2008, comprehensive income are as follows:

(in millions of Won)	2009		2008

Net income	~~W~~	324,516	1,031,214

Loss on valuation of available-for sale securities		(163,939)	(588,415)
Less: tax effect		36,142	161,814
Changes in capital adjustments arising from equity method accounted investments		183,709	173,547
Less: tax effect		(24,045)	(37,621)

		31,867	(290,675)

Comprehensive income	~~W~~	356,383	740,539

22.	Earnings Per Share
(c)	Basic earnings per share for the three-month periods ended March 31, 2009 and 2008 were as follows:

(in millions of Won except per share information)	2009		2008

Net income	~~W~~	324,516	1,031,214
Weighted-average number of common shares outstanding (*)		76,569,916	75,421,190

Basic earnings per share	~~W~~	4,238	13,673

(*)	Basic earnings per share is computed by dividing net income allocated to common stock, by the weighted-average number of common shares outstanding for the three-month periods ended March 31, 2009 and 2008:

	2009	2008

Total number of common shares issued	87,186,835	87,186,835
Weighted-average number of treasury shares	10,616,919	11,765,645

Weighted-average number of common shares outstanding	76,569,916	75,421,190

(b)	Earnings per share for the year ended December 31, 2008 was ~~W~~ 58,905.

POSCO
Notes to Non-Consolidated Financial Statements
March 31, 2009
(Unaudited)

23.	Related Party Transactions
(a)	As of March 31, 2009, the subsidiaries of the Company are as follows:

Domestic (26)	POSCO E&C Co., Ltd., Posteel Co., Ltd., POSCON Co., Ltd., POSCO Coated & Color Steel Co., Ltd., POSCO Machinery & Engineering Co., Ltd., POSDATA Co., Ltd., POSCO Research Institute, Seung Kwang Co., Ltd., POSCO Architects & Consultants Co., Ltd., POSCO Specialty Steel Co., Ltd., POSCO Machinery Co., Ltd., POSTECH Venture Capital Corp., POSTECH 2006 Energy Fund, POSCO Refractories & Environment Co., Ltd., POSCO Terminal Co., Ltd., POSMATE Co., Ltd., Samjung Packing & Aluminum Co., Ltd., POSCO Power Corp., Metapolis Co., Ltd., POSCORE Co., Ltd., PHP Co., Ltd., PNR Co., Ltd., Megaasset Co., Ltd., Daewoo Engineering Company, Universal Studio Resort Development Co., Ltd., Pohang Fuelcell Power Corporation

Foreign (50)	POSCO America Corporation(POSAM), POSCO Australia Pty. Ltd.(POSA), POSCO Canada Limited(POSCAN), POSCAN Elkview Coal Ltd., POSCO Asia Co., Ltd.(POA), VSC POSCO Steel Corp.(VPS), Dalian POSCO-CFM Coated Steel Co., Ltd. POS-Tianjin Coil Center Co., Ltd.(POSCO-CTPC), POSMETAL Co., Ltd.(POSCO-JKPC), Shanghai POSCO E&C Real Estate Development Co., Ltd., International Business Center Corporation(IBC), POSLILAMA E&C Co., Ltd. Zhangjiagang Pohang Stainless Steel Co., Ltd.(ZPSS), Guangdong Pohang Coated Steel Co., Ltd., POSCO Thailand Bangkok Processing Center Co., Ltd.(POSCO-TBPC), Myanmar POSCO Steel Co., Ltd., Zhangjiagang Posha Steel Port Co.,Ltd., POSCO-Osaka Processing Center Co., Ltd.(POSCO-JOPC), POSCO Investment Co., Ltd.(POSINVEST), POSCO-MKPC SDN. BHD., Qingdao Pohang Stainless Steel Co., Ltd., POSCO (Suzhou) Automotive Processing Center Co., Ltd.(POSCO-CSPC), POSEC-Hawaii Inc., POS-Qingdao Coil Center Co., Ltd.(POSCO-CQPC), POS-ORE Pty. Ltd., POSCO-China Holding Corp., POSCO-Japan Co., Ltd., POSCO E&C (Zhangjiagang) E&C Co., Ltd., POS-CD Pty. Ltd., POS-GC Pty. Ltd., POSCO-India Pvt. Ltd., POS-India Pune Steel Processing Center Private Limited(POSCO-IPPC), POSCO-Nagoya Automotive Processing Center Co., Ltd.(POSCO-JNPC), POSCO (Foshan) Steel Processing Center Co., Ltd.(POSCO-CFPC), POSCO E&C (Beijing) Co., Ltd., POSCO MPC S.A. de C.V.(POSCO-MPPC), Zhangjiagang Pohang Port Co., Ltd., POSCO-Vietnam Co., Ltd., POSCO-Mexico Co., Ltd., POSCO-India Delhi Steel Processing Center Private Limited(POSCO-IDPC), POSCO (Chongqing) Automotive Processing Center Co., Ltd.(POSCO-CCPC), POS-NP Pty. Ltd., POSCO-Vietnam Processing Center Co., Ltd.(POSCO-VHPC), Auzhou Poscore Technology Co., Ltd.(POSCO-CORE(SZ)), POSCO-Yokoyama Steel Processing Center Co., Ltd.(POSCO-JYPC), POSCO-Malaysia SDN. BHD., POS-Mineral Corporation, POSCO (Wuhu) Automotive Processing Center Co., Ltd.(POSCO-CWPC), &TV Comunication Inc., POSCO-Philippine Manila Processing Center Inc.(POSCO-PMPC)

POSCO
Notes to Non-Consolidated Financial Statements
March 31, 2009
(Unaudited)

(b)	Significant transactions, which occurred in the ordinary course of business, with related companies for the three-month periods ended March 31, 2009 and 2008 and the related account balances as of March 31, 2009 and December 31, 2008 are as follows:

(in millions of Won)	Sales and others (*1)				Purchase and others (*1)				Receivables (*2)				Payables (*2)
	2009		2008		2009		2008		2009		2008		2009		2008

Subsidiaries
POSCO E&C Co., Ltd.	~~W~~	3,037	~~W~~	4,353	~~W~~	477,687	~~W~~	219,043	~~W~~	7,644	~~W~~	814	~~W~~	180,897	~~W~~	249,792
Posteel Co., Ltd.		351,607		302,765		36,201		65,639		196,236		220,713		1,435		21,651
POSCON Co., Ltd.		25		23		45,273		33,027		2		5		14,419		62,957
POSCO Coated & Color Steel Co., Ltd.		105,792		121,103		239		361		116,544		48,785		122		71
POSCO Machinery & Engineering Co., Ltd.		269		19		52,218		16,029		22		2,665		16,140		25,387
POSDATA Co., Ltd.		264		855		45,875		41,060		—		1		24,657		20,311
POSCO Specialty Steel Co., Ltd.		—		327		69		19,314		—		1,843		69		4,463
POSCO Machinery Co., Ltd.		3,975		2,191		22,391		14,356		1,428		2,188		8,012		28,517
POSCO Refractories & Environment Co., Ltd.		23,177		1,979		103,978		60,289		9,011		19,137		44,843		57,791
Samjung Packing & Aluminum Co., Ltd.		3,455		3,993		48,607		50,556		172		2,578		19,539		17,422
POSCORE Co., Ltd.		30,346		24,675		1		—		21,067		20,330		—		—
POSAM		50,274		26,583		—		—		6,808		25		—		405
POSCAN		—		—		9,572		18,172		—		21		9,572		—
POA		265,155		197,324		35,084		28,887		25,135		28,301		177		2,978
POSCO-TBPC		10,635		13,828		—		—		222		—		—		—
Qingdao Pohang Stainless Steel Co., Ltd.		42,995		15,726		—		—		1,590		4,804		—		—
POSCO-Japan Co., Ltd.		132,467		199,061		5,358		2,853		13,376		21,700		689		1,104
POSCO-IPPC		9,239		13,556		—		—		2,858		4,019		—		—
Others		31,790		25,735		26,689		19,567		8,100		7,586		9,591		15,105

		1,064,502		954,096		909,242		589,153		410,215		385,515		330,162		507,954

Equity method investees
eNtoB Corporation		—		—		57,755		58,177		140		—		3,205		6,016
SNNC Co., Ltd.		51		756		64,867		—		14		19		6,591		1,926
KOBRASCO		—		—		—		27,189		3,042		4,115		—		—
Poschrome(Proprietary)		—		—		2,895		17,378		—		—		—		—
Limited USS-POSCO Industries (UPI)		90,868		74,397		7		—		—		—		—		—
Guangdong Xingpu Steel Center Co., Ltd.		10,801		1,976		—		—		4,501		1,825		—		—
Others		2,252		4,647		75		—		—		—		—		—

		103,972		81,776		125,599		102,744		7,697		5,959		9,796		7,942

Total	~~W~~	1,168,474	~~W~~	1,035,872	~~W~~	1,034,841	~~W~~	691,897	~~W~~	417,912	~~W~~	391,474	~~W~~	339,958	~~W~~	515,896

(*1)	Sales and others include sales and non-operating income; purchases and others include purchases, acquisition of property, plant and equipment and overhead expenses.

(*2)	Receivables include trade accounts and notes receivable and other accounts and notes receivable; payables include trade accounts and notes payable and other accounts payable.

POSCO
Notes to Non-Consolidated Financial Statements
March 31, 2009
(Unaudited)

(c)	For the three-month periods ended March 31, 2009 and 2008, details of compensation to key management officers are as follows:

(in millions of Won)	2009		2008

Salaries	~~W~~	2,811	2,478
Severance benefits		2,894	1,643
Management achievement awards		3,601	3,284

Total	~~W~~	9,306	7,405

The Company granted stock option to its key management officers other than the details of compensation which is described above. Expensed related to stock appreciation rights granted to key management officers reversed amounted to ~~W~~ 1,607 million and ~~W~~ 29,044 million for the three-month periods ended March 31, 2009 and 2008.

Key management officers include directors (including non-executive directors) and internal audit officer who have significant influence and responsibilities in the Company’s business and operations.
24.	Segment Information

The Company has main plants in Pohang and in Gwangyang in the Republic of Korea. Sales of the plants for the three-month periods March 31, 2009 and 2008 were as follows:

(in millions of Won)	2009		2008

Pohang	~~W~~	2,813,543	3,363,212
Gwangyang		3,636,622	2,685,318
Others		21,138	17,653

Total	~~W~~	6,471,303	6,066,183

POSCO
Notes to Non-Consolidated Financial Statements
March 31, 2009
(Unaudited)

25.	Cost of goods sold

Details of cost of goods sold for the three-month periods ended March 31, 2009 and 2008 are as follows:

	For the three-month periods
	ended March 31
(in millions of Won)	2009		2008

Finished goods, semi-product and by-product
Beginning balance of inventories	~~W~~	2,749,541	1,359,024
Cost of goods manufactured		5,258,358	4,442,259
Overhead variance		69,500	48,887
Refund of customs		(2,132)	(2,768)
Ending balance of inventories		(2,271,824)	(1,348,328)

		5,803,443	4,499,074
Others		12,140	6,631

Total	~~W~~	5,815,583	4,505,705

26.	The Company’s plan and status for applying K-IFRS

The Company plans to prepare its financial statements under K-IFRS from 2011. To manage all the things accompanied with adoption of K-IFRS, the Company has organized a separate task force team, and the team reports the results of its operation to the management group periodically.

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